06007200

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 4/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual of America Life Insurance Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York | N.Y. | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Ave | NYC | NY | 10017
(Address) | (City) | (State) | (Zip Code)

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2006
WASH. D.C.
156

OATH OR AFFIRMATION

I, Anthony P. Ciaccio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Life Insurance Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER M. MISEO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2007

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mutual of America

ANNUAL REPORT 2005







Sixty years of experience fueling innovation, growth and service

SEC MAIL PROCESSING
RECEIVED
APR 06 2006
WASH. D.C. 156 SECTION

LETTER FROM THE CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER

THOMAS J. MORAN



Mutual of America's financial strength on behalf of our customers and our competitive position within the financial services industry have never been stronger. Before I report on these financial results, I would like to comment on some of the challenges that were encountered over the last year.

As the year began, we were all still recovering from the news of the immense devastation caused by the tsunami that hit Southern Asia. The global response to the tsunami devastation demonstrated a sense of caring and concern that left me thinking about Charles Dickens' words in *A Tale of Two Cities.* It was certainly the worst of times in terms of the destruction and loss of life. But it also may have been the best of times in terms of the compassionate response shown by people from all over the world.

In the United States, a series of hurricanes hit harder than anyone anticipated. Thankfully, Mutual of America's employees and their families in the affected areas were safe, even those who lost their homes to Hurricane Katrina. We worked to make sure they were provided for. We also quickly established a special service unit in our Home Office with a dedicated toll-free telephone number, so our clients in the Gulf Coast area could receive immediate assistance with plan loans, withdrawals and retirements. Our Technology Center remained operational despite weeks of power outages in Southern Florida following Hurricane Wilma, reflecting our employees' commitment and the superb disaster planning we implemented when we first moved this facility to Florida nearly 20 years ago.

Mutual of America has had a lot to celebrate during 2005, including the 60th anniversary of our founding. Our Board of Directors honored Chairman Emeritus William J. Flynn by dedicating the conference and meeting facilities on the top two floors of our building at 320 Park Avenue as the William J. Flynn Center for Leadership. Mr. Flynn had retired as Chief Executive Officer in 1994 and as Chairman of the Board in May 2005. During

his 34 years with the Company, Bill Flynn established himself as a great leader, whose business skills were reflected in Mutual of America's performance and recognized throughout the life insurance industry. His call to excellence has left a lasting mark on our Company, its employees and our customers. His commitment to social justice continues to be felt in the success of the Irish peace process and the work of the National Committee on American Foreign Policy.

Consistent with our commitment to service, in 2005 Mutual of America achieved record premium growth and financial strength, as measured by our financial ratios. Given our position of strength, we decided the time was right to review our mission statement and update our strategic plan. Our Board of Directors unanimously approved a mission statement that is consistent with the original mission of the Company when it was founded in 1945, while at the same time reflecting the current environment in which we work. That mission statement is included in this year's annual report as a reminder of who we are, why we do what we do and those for whom we do it. We are proud of our history and have learned from our work with nonprofit organizations about the importance of service, especially in our work with small-to-medium size employers.

The world needs to be prepared for the challenges that will be faced by all in 2006. At Mutual of America, we know that our current position of financial strength leaves us well prepared for 2006 and beyond to help support you, our clients, in your desire to build a financially secure future for yourselves and those you care about most.



2005 marked Mutual of America's 60th anniversary—60 years of consistent dedication to serving our customers' long-term retirement savings objectives.

MUTUAL OF AMERICA REGIONAL OFFICES



Mutual of America has grown from a small service association founded to meet the retirement savings needs of people working in the nonprofit sector, to a mutual life insurance company with assets approaching 12 billion dollars, serving for-profit as well as nonprofit organizations, individuals and institutional investors.

We're proud of our past, but our focus is always on the future. Realizing our mission in today's highly competitive environment means maintaining the prudent management, financial strength and commitment to personal service and innovation that have distinguished our Company from its inception.

As we celebrated our 60th anniversary, we've never been more competitive and more dynamic in terms of successfully addressing the needs of our customers. In 2005, we offered more investment choices, increased our technological capabilities, lowered expense charges, raised interest rates and expanded our personal services, while enhancing our financial strength.

The broad, ambitious initiatives of our long-range strategic plan will continue to enhance the Company's service capabilities going forward, advancing innovations that will promote further growth and expanded services for our customers.

PREMIUM GROWTH

2005 was Mutual of America's most successful year. Our total core insurance premium exceeded $1.170 billion, which represents a 7.6% increase in comparable premium over 2004. This is also the fourth consecutive year in which our total premiums exceeded $1 billion. Our consistent premium growth is a vote of confidence in Mutual of America's financial stability, prudent investment policies and commitment to provide quality products and services.

  

COMPETITIVE PRICING

Over the years, we've always taken advantage of opportunities to reduce expenses and increase interest rates for all of our clients. In 2005, Mutual of America was also able to recognize the economies of scale that exist for group annuity clients who've accumulated a certain level of assets and are using Hotline^{Plus}. We introduced a significant decrease in Separate Account fees—40 basis points—for plans with $2 million or more in Separate Account assets. Plan sponsors with $1 million or more in assets have their monthly contract fee waived along with the employee per-life fee. For those clients with $5 million or more in assets, the $2-per-month participant fee is also waived. With these changes, pension plans provided by Mutual of America continue to be priced competitively, not only when they are first established, but also as they mature and grow in assets.





EXPANSION OF REGIONAL OFFICES

What separates a good retirement plan provider from a great one is personal service. To ensure that our salaried consultants and service representatives are never far from the people they serve, in 2005, our Company added four new satellite offices in Las Vegas, Charlotte, Portland and San Antonio, and expanded the professional staff at ten Regional Offices. The presence of our regional representatives, now in 41 sites across the United States, coupled with our innovative service technology, gives our customers the tools to do business the way they want to—face-to-face with our Regional Office staff, on the Internet or over the phone with our 800-line representatives.

INVESTMENT ALTERNATIVES

Our customers value flexibility and choice when it comes to investing for their future. In 2005, we added seven new equity funds to complement existing investment alternatives. The additional investment options complete the investment style box, which represents the full array of domestic equity investment options available.

Currently, Mutual of America Capital Management Corporation manages 15 of the investment alternatives; the others are managed by some of the country's most well-known investment companies, including Oppenheimer, Calvert, Scudder/Deutsche Bank, Fidelity, American Century and Vanguard.



INTEREST RATE ENHANCEMENT

While interest rates fluctuate in keeping with broad economic trends, we're committed to maintaining highly competitive interest rates for our customers. In 2005, we enhanced our IRA and FPA Interest Accumulation Account interest rates.

eDOCUMENTS

Many participant communications are available online through eDocuments. Mutual of America currently waives its $2-per-month participant charge for individuals who agree to receive quarterly statements, prospectuses, transaction confirmations, Mutual of America Investment Corporation annual and semi-annual reports of the Separate Accounts and the quarterly *eNews* electronically, rather than via regular mail.

The eDocuments fee waiver is a real value for participants as we continue to expand the documents and information we provide on the Web. The savings Mutual of America realizes from reducing our participant mailings are reflected in reduced monthly charges to our participants. eDocuments is just one way that we're responding to our customers' desire for greater service at reduced costs.

Through 60 years of growth, Mutual of America has stayed focused on the values that have kept us financially sound and strong—prudence, integrity, competence and responsiveness to the needs of those we serve. These are the values individuals and organizations across America have placed their trust in and the values we'll continue to embrace going forward.



FUND MANAGEMENT

Mutual of America Capital Management Corporation has strengthened its research, portfolio management and risk analysis areas, continuing to set strong objectives, procedures and oversight for all. Each area contributes to the fund selection process, seeking to build portfolios with the best possibilities for performance in a particular category of investments.

FINANCIAL STRENGTH

Mutual of America's first priority is to help safeguard the financial future of our policyholders. Our combination of asset quality, capital adequacy and asset/liability matching is among the strongest of all insurance companies in the United States, as reaffirmed by major independent rating agencies.

Currently, Mutual of America is rated:
A+ (Superior) by A.M. Best (as of June 2005)
AA- (Very Strong) by Standard & Poor's® (as of October 2005)
AA- (Very Strong) by Fitch (as of December 2005)

While these ratings do not apply to the safety or investment performance of any of the Separate Account investment alternatives, they do reflect upon Mutual of America's claims-paying ability and annuity purchase rate guarantees.

COMMUNITY BUILDING

For 60 years, Mutual of America has endeavored to have a direct, positive impact on the future of our society. In 2005, 100% of our employees participated in acts of philanthropy, either as volunteers or in charitable giving and related fundraising activities, including initiatives of the American Cancer Society, Concern Worldwide, United Way, Easter Seals, Multiple Sclerosis Society, Cystic Fibrosis Foundation, Toys For Tots and American Diabetes Association, to name a few.





The Mutual of America Community Partnership Award celebrated its tenth year in 2005, recognizing partnerships among public, private and social sector organizations devoted to the public good, which can be replicated in other communities. The Community Partnership Award winner for 2005 is the Hope for Veterans Transitional Housing Program in Lyons, NJ, which provides transitional housing and support services for up to 75 honorably discharged homeless veterans who suffer from mental illness and/or substance abuse.

Through 60 years of growth, Mutual of America has stayed focused on the values that have kept us financially sound and strong—prudence, integrity, competence and responsiveness to the needs of those we serve. These are the values individuals and organizations across America have placed their trust in and the values we'll continue to embrace going forward.

CHALLENGE: **ATTRACT THE BEST TALENT FOR YOUR ORGANIZATION**

SOLUTION: **OFFER A QUALITY RETIREMENT PLAN WITH INVESTMENT CHOICES TO SUIT EVERY INDIVIDUAL**

Bruce Thomas: "This is my first job out of college. It's a good opportunity in a growing field, and I aspire to grow in this company."

CLIENT PROFILE:
Bruce Thomas
Business Analyst
Washington Management Group
Washington, DC

A few of us took a survey at work about our financial goals. People my age said: pay off my car payments; pay off my student loans.

MY GOALS ARE:

> Send my kids to college
> Retire at 55
> Get a home on the water so I can kayak for the rest of my life



Bruce is that rare 23-year-old who knows the importance of saving for retirement. He also understands that retirement may continue for many years after one stops working. That's why starting early and investing prudently is so important. But what does investing prudently mean to a 23-year-old?

Investment always involves a degree of risk. But risk is not a static concept, nor is it exclusively related to market volatility. Risk changes according to one's circumstances and objectives. In working toward a financially secure retirement, it might be riskier for a 23-year-old employee with a lifetime of work ahead of him to invest his retirement plan contributions in a fixed-income option, rather than in equities. An individual approaching retirement might want a more conservative portfolio. That's why it's so important to have a full range of investment choices.

With 27 investment alternatives and an Interest Accumulation Account available under our variable accumulation annuity contracts and life insurance policies, Mutual of America offers a full complement of funds for every type of individual at every stage of life. The availability of a number of investment choices recognizes that people have different comfort levels with respect to risk and return, as well as different goals regarding retirement. The investment alternatives we offer under our policies allow participants to choose a mix of equity, fixed income, balanced and interest options that best suit their personal risk tolerance level and financial goals and objectives.

The funds we make available under our policies and contracts to plan sponsors and individuals are screened carefully and monitored constantly. They cover the range of market capitalization, as well as offer the opportunity to invest in both active and passively managed funds. By selecting proven fund managers from respected companies, we've increased both the number of our fund offerings and the portfolio management expertise available to our customers.



Bruce Thomas: "A lot of people my age don't contribute to their 401(k). I'm encouraging my friends to think long term, maybe reallocate to less conservative investment choices. It's an opportunity to save for the future and get a smaller tax bite at the same time. If I start now, I know I'll realize my goals. I wouldn't take a job at a company without a 401(k)."







Some people may find choosing from among 27 funds and the Interest Accumulation Account to be somewhat overwhelming. For them, we offer three allocation funds, designed to achieve a diversified portfolio without having to make separate selections from among our investment alternatives. Each allocation fund invests in a portfolio of equity and fixed-income investment alternatives, managed by Mutual of America Capital Management Corporation, with allocations targeted to create a portfolio considered conservative, moderate or aggressive.

Mutual of America is committed to offering individuals investment choices that will encourage them to contribute to their retirement savings and keep contributing throughout their working lives, helping them realize a secure retirement.

EQUITY STYLES OF INVESTMENT

	Value	Core/Blend	Growth
Large	FIDELITY VIP EQUITY-INCOME PORTFOLIO VANGUARD VIF DIVERSIFIED VALUE PORTFOLIO	EQUITY INDEX FUND OPPENHEIMER MAIN STREET FUND®/ VA ALL AMERICA FUND	SCUDDER CAPITAL GROWTH PORTFOLIO FIDELITY VIP CONTRAFUND® PORTFOLIO
Medium	MID CAP VALUE FUND	MID CAP EQUITY INDEX FUND	AMERICAN CENTURY VP CAPITAL APPRECIATION FUND FIDELITY VIP MID CAP PORTFOLIO
Small	SMALL CAP VALUE FUND	AGGRESSIVE EQUITY FUND	SMALL CAP GROWTH FUND



THE RECENT ADDITION OF SEVEN EQUITY FUNDS to Mutual of America's investment alternatives provides participants with greater flexibility in diversifying their equity investments. It also completes the investment style box, a popular investment concept, to help simplify the fund selection process for investors. The style box allows you to grasp, at a glance, a fund's investment strategy and can be used as a starting point in determining allocations among equity funds. One can use the style box as a tool to assist in decisions to diversify one's investments in order to help guard against market fluctuations in a particular sector. While this is one aid in understanding one's investment decisions, it must be kept in mind that there are many other important factors that must be considered by each person in connection with such decisions. Please note that international funds, such as the Scudder International Portfolio and Vanguard VIF International Portfolio, both of which are available through Mutual of America's Separate Accounts, are not represented in the style box.

Renee S. Reilly: "Mutual of America's experienced personnel and continuity of relationships give us a comfort level not achieved in the past, freeing us to concentrate on what we do best."

CLIENT PROFILE:
Renee S. Reilly
Vice President and Trustee
Sarkisian Brothers, Inc.
Binghamton, NY



"The staff at Mutual of America is very well organized, well prepared and easy to work with. They promptly and thoroughly reviewed our documents and set forth clear, simple revisions to ensure we met compliance requirements. That meant so much to me.

"Mutual of America is a known name, a proven company. I didn't need to research their financial stability. Their investment offerings were varied, yet not overwhelming, making it easier for our employees to understand and make choices."

Renee Reilly knows the value of experience—Sarkisian's "newest" employee has worked at the company for 12 years. She recognized professionalism in action when Mutual of America's Regional Office team met with her to discuss her employer's 401(k) plan.

Everyone knows how burdensome and time-consuming 401(k) plan administration can be, especially in response to changing legislative requirements and satisfaction of compliance rules. Trained in retirement plan products and dedicated exclusively to serving Mutual of America's customers, our representatives are able to approach every client's needs and objectives individually, regardless of the size of the organization. Working as a team, they provide Sarkisian Brothers, Inc., onsite services at three separate locations in two different states.



Renee S. Reilly: "Mutual of America is a known name, a proven company. I didn't need to research their financial stability. Their investment offerings were varied, yet not overwhelming, making it easier for our employees to understand and make choices."







Mutual of America offers plan sponsors comprehensive administrative support services to help them understand their responsibilities to keep their pension plans in compliance with ongoing legislative changes and regulatory requirements. Our retirement plan services include prototype plan documents issuance, record keeping, communications and investment educational materials, all of which assist an employer in plan administration. Equally important, we offer competitive fees with no plan start-up fees, no conversion fees, no commissions and no front-end or back-end loads under our group annuity contracts. With our support, service and competitive prices, our clients can focus more of their energies on building successful organizations.

TOTAL SURPLUS GROWTH
(INCLUDING ASSET VALUATION RESERVE)
(in millions)



1000
800
600
400
200
0
1995
2005

TOTAL SURPLUS TO
GENERAL ACCOUNT ASSETS RATIO



14.0
10.5
7.0
3.5
0
1995
2005



TECHNOLOGY PLAYS A LARGE ROLE IN OUR SERVICES and provides tremendous value for our customers, allowing them to meet their plan administration responsibilities efficiently. Hotline^{Plus}, our Internet-based plan administration system, reduces paperwork and enables plan sponsors to go online to update participant enrollments, terminations and contributions; process bills and claims information; and request retirement benefit estimates. Contributions may be deposited electronically and applied immediately to participant accounts. Hotline^{Plus} also provides our clients with online bulletins on regulatory news and information relevant to plan administration, as well as administrative forms and templates to download.

James Pascale: "I felt underserved by my former plan provider. Our enrollment was low—the employees didn't really understand the plan and weren't taking advantage of it. After one employee meeting with Mutual of America's Boston representatives, our enrollment shot up from 25% to 90%. That's how effective they are."

CLIENT PROFILE:
James Pascale
President
Pascale Service Corporation
Pawtucket, RI



"Giving Mutual of America our business saved us quite a bit of money, which we ploughed right back into our pension fund. Why? We want to be competitive. We want to keep our employees for the long term."

The onsite service our Boston regional representatives provide Pascale Service Corporation and its employees stands out in today's marketplace, where computers have taken over many functions traditionally handled person to person. The individual attention our salaried representatives provide is critical to our success and the success of our clients and their employees.

Education is key in getting employees enrolled and contributing to their retirement plan. Mutual of America's regional representatives conduct onsite meetings to help employees understand the benefits of saving for retirement and educate them on the available investment alternatives, diversification and the importance of maximizing contributions.

Once participants are enrolled, they receive ongoing support and service from our regional representatives, as well as through Mutual of America's Web site, which provides plan participants with 24/7 access to their account balances and the tools to track and manage their retirement savings accounts independently—including processing reallocations and transfers among the investment alternatives at no charge.



James Pascale: "The Regional Office team that explained the plan to my staff and me were thorough, professional and knowledgeable. They gave us a lot of ideas for enhancing our plan. And we saw pretty quickly that we were paying separately for many of the administrative services that Mutual of America offered as part of their basic package."







Our Web site also helps participants make informed decisions about saving for retirement. To help individuals see clearly how their account balances are allocated, participants can access charts that highlight their allocations by categories. Clear, straightforward investment performance results are available. Through eDocuments, they can view and download quarterly statements, prospectuses, brochures, the annual and semi-annual reports of the Separate Accounts and the Mutual of America *Capital Management Report*, with timely information on retirement and financial planning. Current market conditions are available on our home page, along with links to our products, Regional Office information, articles on finance and investing, the Mutual of America Community Partnership Award and our annual report.

IN 2006, our Web site will extend a new, more sophisticated category of service to add to the education of participants about investment, asset allocation and retirement planning.

Our online learning center will be an engaging, interactive site that will offer participants asset allocation models, financial planning tools and education on long-term retirement investing. Interactive features will illustrate how financial concepts work and the consequences of certain types of financial decisions. Various tools and calculators will demonstrate basic investment and financial principles, with pop-up definitions of key financial terms from our glossary.

The center will support the onsite services provided by our Regional Office representatives and will help make all of our customers, regardless of their age or the size of their accounts, better-educated investors.



Individuals who are more comfortable conducting business over the telephone can call our 800-line representatives to obtain account balance information, conduct transactions, receive loan balance information and learn about all of Mutual of America's products and services.

In 2006, participants will start receiving *eNews*, an electronic newsletter with valuable information on our products and services, as well as a financial outlook on the economy in general and other information to help them assess their investment decisions.

CHALLENGE: **SAVE MONEY WITHOUT SACRIFICING SERVICE**

SOLUTION: **MUTUAL OF AMERICA'S COMPETITIVE PRICING AND QUALITY CONTROL**

Thomas Cieszynski: "I spent countless amounts of time dealing with our old provider. We only got one statement a year. There were administrative nightmares, which took tons of time and there were tons of mistakes."

CLIENT PROFILE:

Thomas Cieszynski
Executive Director

Val Overton
Personnel Manager

Colleen Digna
Benefits Specialist

Southeastern Michigan
Health Association
Southfield, MI



"We're a big operation with a small administrative staff. I have so much on my plate—I didn't want to bother shopping for a new provider. But the implementation was very easy. The regional reps work very well as a team. In terms of costs, I saved $1,500 per month in administrative fees I was being charged by my previous provider, and the $2 participant charge was waived.

"I'm very happy with the move to Mutual of America. It was the right move. It saved us lots of time, money and effort, and in the long run, it will serve our employees well. It will help them save more for the future."

With over 300 employees, Southeastern Michigan Health is a growing public health organization. Like many nonprofits, administrators have to wear many different hats—and work on a tight budget. Finding a retirement plan provider that would assist in the administrative tasks associated with maintaining a retirement plan was a key factor in signing on with Mutual of America. Another was cost.

Because of our financial strength, our consistently prudent financial policy and our commitment to innovation, we're able to offer highly competitive pricing to our customers, including a substantial reduction in fees for organizations with over $5 million in assets and that use Hotline^Plus. We will continue to look for opportunities to pass along savings to our clients.









But competitive prices don't mean much if our customers can't depend upon our integrity, expertise and commitment to professional excellence. Training our personnel in best practices is a key part of our operations. Every year, our employees learn about new products and industry trends, regulatory changes and the impact they will have on our customers. They also learn how to work as a team, exchanging information so they can deliver the best service to our customers. And because all our regional representatives are salaried employees, our clients never have to worry about paying commissions.

In addition to ongoing training, to ensure we are able to deliver the results our customers expect, we continually monitor and measure our ability to meet the highest levels of

  

performance in every area of our operations. We measure our service capacities regularly and work to improve upon them every year. Meeting our objectives means we're getting things done faster and more accurately, bringing greater value, and greater confidence, to all our customers.

Mutual of America doesn't expect the director of a nonprofit to be an expert in retirement plans any more than we expect his or her employees to be skilled investors. Our Regional Office representatives, with the support of employees in our Home Office and National Training and Telecommunications Center, provide guidance and assistance that help plan sponsors and participants as they work toward creating a secure retirement.

We're in the process of converting our MIS database to a system that will enhance the service capabilities of virtually every area in the Company, allowing us to introduce new products and services more quickly. Our ongoing commitment to technological innovation and streamlining our processes allows us to review and implement fee reductions, where appropriate.

Richard Heffner: "Did the interest rates on Mutual of America's IRA have anything to do with our decision to consolidate our assets with Mutual of America? ABSOLUTELY! But it was our relationship with Senior Vice President Bill Shannon—which goes back ten years, now—that really has made the difference."

CLIENT PROFILE:

Dr. Elaine Heffner
Psychotherapist, author, and senior lecturer at Cornell University Medical School

Richard D. Heffner
University Professor of Communications and Public Policy, Rutgers University
Producer and Moderator, *The Open Mind*

New York City, NY



ELAINE HEFFNER: *We were very impressed with Bill Shannon. Dick's a bit gun-shy about investments. He's very cautious. Bill was very respectful of that point of view, considering how to grow money without taking undue risk.*

RICHARD: *I have an innate conservatism. Bill's attitude is: How can I do you justice and keep you from going berserk over risk? I so appreciate his willingness to understand my peculiarities and give me ideas to consider in keeping with them. He's been providing us with educational information and suggestions concerning our financial decisions for ten years now, and I call him with questions all the time.*

Basically, I'm an academic, Elaine's a psychotherapist in private practice—we don't want to have to worry about it. It's all based on trust—we feel confident about what we're doing.

ELAINE: *It's so important to have someone you trust.*

RICHARD: *We're still working and working very hard.*

Now in their 70s, the Heffners have worked hard all their lives and have no plans to stop anytime soon. Vigorous, involved professionals, they represent a growing number of Americans who have exceeded retirement age and still choose to work. But managing money is not their expertise, and it's not how they want to spend their time. When the Heffners decided to consolidate their assets, they knew they needed help to manage them effectively.









Prudent financial decisions begin with an understanding of an individual's unique perspective and goals. It was only after Bill Shannon understood their plans, their concerns and their hopes for the future that he could begin to suggest ideas for the Heffners to consider that matched their objectives and tolerance for risk.

Bill Shannon and his staff provide educational financial and investment information to our clients. They meet with groups of employees to discuss basic financial decision-making information that can be considered when making long-range investment decisions.

They also meet individually with clients, such as the Heffners, to review their individual situations and suggest alternatives or ideas that may be helpful in their circumstances.





We offer competitive interest rates in our IRA and FPA Interest Accumulation Accounts, which makes consolidating one's assets in a Mutual of America IRA or FPA very attractive. But interest rates fluctuate over time, according to market conditions. We maximize flexibility and choice by charging no penalty or surrender charges if a customer opts to change providers.

Our long-range strategic plan calls for the expansion of our educational advisory services to provide investment allocation advisory services to individuals at every stage of wealth accumulation. In addition to the educational services provided to employees by our Regional Office representatives, additional services will be available to provide retirement planning guidance and asset allocation models to participants in group plans. All of these services will be supported by the enhanced educational materials available on our Web site. Our goal is to provide our customers with all the tools they need to make informed decisions regarding their retirement savings.



Thomas J. Moran
Chairman of the Board, President and Chief Executive Officer
Mutual of America
New York, New York



Clifford L. Alexander, Jr.
President
Alexander & Associates, Inc.
Washington, DC



Manfred Altstadt
Senior Executive Vice President and Chief Financial Officer
Mutual of America
New York, New York



Patrick A. Burns
Senior Executive Vice President and General Counsel
Mutual of America
New York, New York



Richard M. Cummins, Esq.
Partner (Past)
Pricewaterhouse-Coopers LLP
New York, New York;
Trustee, Acorn Trust
Boston, Massachusetts



Salvatore R. Curiale
Senior Executive Vice President
Mutual of America
New York, New York



Roselyn P. Epps, M.D.
Medical and Public Health Consultant
Bethesda, Maryland



Earle H. Harbison, Jr.
Chairman
Harbison Corporation
St. Louis, Missouri



Maurine A. Haver
President and Founder
Haver Analytics, Inc.
New York, New York



Frances R. Hesselbein
Chairman of the Board
Leader to Leader Institute
New York, New York



William Kahn
Professor (Past)
George Warren Brown School of Social Work
Washington University
St. Louis, Missouri



William T. Knowles
Chairman and Chief Executive Officer (Past)
National Westminster Bank USA;
Consultant
Harpswell, Maine



LaSalle D. Leffall, Jr., M.D.
Charles R. Drew Professor of Surgery
Department of Surgery
Howard University Hospital
Washington, DC



Senator Connie Mack
Chairman
H. Lee Moffitt Cancer Center
Tampa, Florida



Roger B. Porter, Ph.D.
IBM Professor of Business and Government
Harvard University
Cambridge, Massachusetts



General Dennis J. Reimer
President
DFI Government Services
Washington, DC



Francis H. Schott, Ph.D.
Senior Vice President and Chief Economist (Past)
The Equitable Life Assurance Society
New York, New York



Elie Wiesel
Andrew W. Mellon Professor in the Humanities
Boston University
Boston, Massachusetts;
Founder, The Elie Wiesel Foundation for Humanity;
Nobel Laureate
New York, New York



Dan M. McGill, Ph.D.
Chairman Emeritus
Professor of Insurance and Founding Director
Pension Research Council
The Wharton School
University of Pennsylvania
Philadelphia, Pennsylvania;
Consultant to the Board of Mutual of America

ELECTION OF DIRECTORS

Mutual of America policyholders and contractholders are entitled to participate in the election of Directors. The election is held each year on a designated working day in April. In 2006 the election of Directors is scheduled for Thursday, April 27, 2006 between 10:00 a.m. and 4:00 p.m., at the Home Office, 320 Park Avenue, New York, NY 10022. At each election, approximately one-third (six) of the Directors are elected for terms of three years.

Each policyholder and contractholder whose policy or contract has been in force for one year prior to the date of election is entitled to one vote per person to be cast in person, by mail, or by proxy. Pursuant to Section 4210 of the New York Insurance Law, groups of policyholders or contractholders have the right to nominate one or more independent tickets not less than five months prior to the date of each election. Mail ballots may be obtained by writing to the Corporate Secretary at Mutual of America's Home Office address, no later than sixty days prior to the date of election.

MUTUAL OF AMERICA CAPITAL MANAGEMENT CORPORATION

Manfred Altstadt
Chairman of the Board and
Chief Executive Officer,
Mutual of America Capital
Management Corporation,
New York, New York

F. Harlan Batrus
Partner, Lazard Freres & Co.,
New York, New York

Theresa A. Bischoff
Chief Executive Officer,
American Red Cross of
Greater New York,
New York, New York

Robert X. Chandler
President (Past),
United Way of Massachusetts Bay,
Boston, Massachusetts

Nathaniel A. Davis
Managing Director,
Rannd Advisors,
Oakton, Virginia

Dr. Robert R. Ivany
President,
University of St. Thomas,
Houston, Texas

Christopher C. Quick
Chief Executive Officer,
Banc of America Specialist, Inc.,
New York, New York

James E. Quinn
President,
Tiffany & Company,
New York, New York

Alfred E. Smith IV
Managing Director,
Bear Wagner Specialists,
New York, New York

MUTUAL OF AMERICA INVESTMENT CORPORATION

Manfred Altstadt
Chairman of the Board,
President and
Chief Executive Officer,
Mutual of America
Investment Corporation,
New York, New York

Peter J. Flanagan
President Emeritus,
Life Insurance Council of
New York, Inc. (LICONY),
Consultant,
New York, New York

Robert J. McGuire
Attorney/Consultant,
Robert J. McGuire, Esq.,
New York, New York

George J. Mertz
President (Past),
National Industries for the Blind,
Wayne, New Jersey

Howard J. Nolan
President and
Chief Executive Officer,
United Way of San Antonio
& Bexar County,
San Antonio, Texas

Patrick J. Waide, Jr.
President and
Chief Executive Officer (Past),
Drucker Foundation,
New York, New York.

MUTUAL OF AMERICA INSTITUTIONAL FUNDS, INC.

John R. Greed
Chairman of the Board,
President and
Chief Executive Officer,
Mutual of America
Institutional Funds, Inc.,
New York, New York

Kevin M. Kearney
Partner,
Wingate, Kearney & Cullen,
Brooklyn, New York

John T. Sharkey
Chairman and
Chief Executive Officer,
Kane, Saunders and Smart,
New York, New York

Stanley Shmishkiss
Shmishkiss Associates,
Boston, Massachusetts

Dr. John R. Silber
President Emeritus,
Boston University,
Boston, Massachusetts

Patrick J. Waide, Jr.
President and
Chief Executive Officer (Past),
Drucker Foundation,
New York, New York

Although 2005 was a very eventful and painful year on a national level, those events did not have a significant adverse impact on the economy or the financial markets. While the Gulf Coast and Florida suffered severely with several devastating hurricanes, the net impact on the economy is likely to be neutral to positive, given the flow of money unleashed for the relief efforts. At the same time, it is also evident that energy prices rose sharply and have remained at higher levels longer than expected, and consumer spending will be somewhat hampered as a result going forward. The Federal Reserve has continued to raise short-term interest rates, although that has not discernibly slowed the economy or corporate profits. Likewise, the Iraqi war remains a source of emotional, psychological and financial concern.

However, the remarkable thing about the U.S. equity and long-term fixed income markets during 2005 is that despite some ups and downs in prices, there was very little net change. For instance, the yield on the 10-Year Treasury note finished the year at 4.39%, only 13 basis points higher than its 4.26% close a year earlier. And the 2004 year-end close was only 1 basis point higher than the last day of 2003. Similarly, the broad equity markets, as represented by the S&P 500, showed little change during 2005, advancing only 3.0% on a price basis and generating a modest total return of 4.9%. The difference between the year's low and high price was only 12.0%, providing limited opportunity to generate outsized returns without taking on a high degree of timing and trading risk.

However, the one dramatic change that did occur in 2005 was a more than 120 basis point increase in the 2-Year Treasury note, following a similar 130 basis point advance during 2004. This increase was driven by the steady, consistent 25 basis point hikes, from 1.00% to 4.25%, in the Fed Funds rate that took place at each of the 13 Federal Reserve Open Market Committee Meetings between June 2004 and December 2005. With an additional increase in early 2006, the Fed Fund rate now stands at 4.50%, and has resulted in the yield on the 2-Year Treasury note being higher than that of the 10-Year Treasury note. This situation, referred to as an "inverted yield curve," has historically had a very high degree of correlation with subsequent economic slowdowns and recessions. It is likely that the Federal Reserve did not expect longer term rates to remain essentially fixed as short rates rose, but rather expected them to also increase, albeit at a slower pace. This has not happened, at least to the degree that history would have suggested, and thus an inverted yield curve has developed. The consensus explanation for why long-term rates have not advanced is that a glut of global savings, especially in Asia, has prompted huge investments in U.S. bonds, the safest securities in the world, which offer the highest government yields in the developed markets, other than Australia and New Zealand.

Despite these challenging market conditions, Mutual of America's financial condition has never been stronger on behalf of its policyholders, and 2005 was one of the best years in the Company's history. Consolidated net income for the year ended December 31, 2005 was $117.2 million, the highest level we ever earned. These results are $42.2 million higher than the $75.0 million anticipated in our 2005 Financial Plan and more than $100 million higher than our 2004 results. Our ability to deliver on the long-term promises we have made to our policyholders remains as strong as ever. This is best measured by the ratio of total surplus to General Account assets managed. Our ratio, which stood at a very secure 11.7% at the start of the year, increased to 13.6% at December 31, 2005 and remains among the highest in the industry. This is the result of more than 50 years of prudently building our financial position. This ratio has also grown by more than 70% over the past 10 years when it was just 7.9%.

We have built our financial strength over the years through a disciplined, long-term approach that balances the need to accumulate surplus for the long-term retirement needs of our customers—and thereby sustain our position as one of the most secure and stable financial institutions in the United States—while at the same time remaining always cognizant of our primary mission to deliver a multitude of attractive, innovative retirement savings products and services at a competitive cost.

Our 2005 net income for the year of $117.2 million consists of $130.5 million of net gain from operations and $.8 million of tax benefits offset, in part, by $14.1 million of net realized capital losses. These results are $42.2 million higher than the $75.0 million anticipated in our 2005 Financial Plan and reflect significantly lower than anticipated net realized capital losses and current tax expense, offset, in part, by higher than expected pension and severance-related expenses, and additional annual and long-term performance-based incentive compensation costs. The 2005 net gain from operations includes a special one-time net dividend of approximately $166.9 million related to a court order in our favor, resloving litigation relating to a contract with John Hancock Mutual Life Insurance Company. This net gain from operations result also reflects several planned pricing enhancements implemented during 2005 that effectively provide a "dividend" back to our policyholders, as well as the increased costs associated with expanding the size of our Marketing sales force, opening several new satellite offices and one new regional office, and the introduction of seven new Separate Account investment alternatives. Pricing enhancements include the implementation of a tiered pricing structure, which provides a 45% reduction in Separate Account administrative fees charged (from .90% to .50%) to plans that maintain Separate Account assets of $2.0 million or more; an enhanced General Account credited interest rate on all funds invested under our IRA and FPA products; and the waiver of certain participant administrative charges for participants who elect to receive their quarterly statements and other fund information from us electronically.

Given Mutual of America's superior financial strength and reputation for quality products and services, it is no surprise that 2005 was the fourth consecutive year in which our total consolidated premiums for the year exceeded the $1 billion mark and reached a new record high of $1.170 billion. These results represent an increase of $83.0 million, or 7.6%, relative to 2004 and were highlighted by a $20.3 million, or 36.0%, increase in premiums from Flexible Premium Annuities (FPA) and a $52.0 million, or 14.7%, increase in Thrift product premiums, which now represent approximately one-third of our annual total premiums. These excellent results also reflect how Mutual of America continues to use its financial strength to enhance the products and services that we provide our clients. The pricing enhancements made during 2005 reflect the savings generated by technology and economies of scale, and will continue to enable our policyholders' retirement funds to grow prudently without compromising the high level of service that is the hallmark of our Company.

Our primary financial objective is managing carefully the retirement funds our policyholders have entrusted to us. This means not only having innovative, competitively priced retirement savings products and superior customer service, but also having the financial strength and efficiency to consistently deliver on these lifetime promises at the lowest cost to our policyholders. Our strong financial position and focus on service through the innovative use of technology has always been, and continues to be, our competitive advantage in the markets that we serve. The financial strength and strong competitive position we enjoy today result from our focus over the years on providing high-quality products at a competitive cost, growing our surplus, increasing the level of assets that we manage, and following a prudent investment strategy.

SEPARATE ACCOUNT ADMINISTRATIVE EXPENSE CHARGES*


1.50%
1.00
0.50
0
1.25
0.90
0.50
1995
2000
2005

**For Plans that maintain Separate Account assets of $2.0 million or more.*

QUALITY PRODUCTS AT A COMPETITIVE COST

In 2000, we reduced the administrative expense charges on Separate Accounts No. 2 and No. 3 to just .90%, which represented a decrease of .35%, or almost one-third from the level charged in 1995. As shown in the chart on the left, these charges were further reduced during 2005 by .40%, or by almost one-half, for participants in retirement plans who maintain Separate Account assets of $2.0 million or more, to reflect economies of scale in this segment of the market, as well as the competitive products offered. That represents a decrease of .85%, or more than 60%, over the past 10 years.

As a result, our Separate Account administrative charges continue to be among the lowest available in the industry. Over this time period, such pricing reductions have helped our policyholders' retirement funds to grow, which has been helpful during this time period in particular, given the volatile performance of the U.S. stock market during the past five years. Our strong financial position and continuous focus on the efficiency with which we serve our policyholders have made these pricing reductions a reality while, at the same time, not compromising the high level of administrative service our policyholders expect from us. This has been accomplished

through investments in both technology and our people, which have and will continue to result in significant productivity gains. Such productivity gains will enable us to provide more service to our clients at an even lower cost in the years ahead.

As we move forward, we continue to challenge every aspect of how we do business to identify new and innovative ways, through technology and changes in workflow, to do more for less. This will position us to remain competitive in a retirement savings industry that promises to be even more fiercely competitive in the years ahead.

SURPLUS GROWTH

Surplus growth results primarily from the level of net income earned each year and the level of unrealized appreciation or depreciation from the General Account's investment in equity securities. Net income consists primarily of two components: net gain from operations and realized capital gains and losses. Capital gains and losses are a function of current economic and interest-rate conditions and, as such, are inherently more volatile than annual net gain from operations. Conversely, net gain from operations is a function of the level of assets under management, General and Separate Account margins, and operating expenses.

Our policyholders may allocate their retirement funds between the General Account's guaranteed interest accumulation fund and any of the 27 Separate Account investment alternatives we now offer. When the guaranteed interest accumulation investment alternative is selected, funds are invested in our General Account investment portfolio. We earn investment income on these invested assets, bear the investment risk (guarantee the principal) and credit interest to the policyholder at a guaranteed declared rate that may change periodically. The difference between the income earned and the income credited is our General Account margin.

TOTAL SURPLUS TO GA ASSETS RATIO


14.0
10.5
7.0
3.5
0
8.00%
13.60%
1995
2005

Conversely, a key feature of the 27 Separate Account investment options is that the investment gains and losses accrue directly to the policyholder, not the Company. The level of Separate Account assets that we manage fluctuates as a result of policyholder premium, surrenders and withdrawals, and changes in the market value of the underlying investments in each fund.

Total surplus (including Asset Valuation Reserve), which constitutes the margin of protection for our policyholders for unexpected contingencies that may occur, hit a record high of $877.6 million at December 31, 2005. This represents an increase of $125.0 million, or 16.6% relative to 2004. In addition, the Company's ratio of total surplus to General Account assets, which is an important measure of our ability to keep the long-term financial commitments we have made to our policyholders, stood at a very secure 11.7% at the start of the year. This ratio rose significantly, reaching 13.6% by December 31, 2005, and remains among the highest in the industry. In addition, as shown on the left, this ratio has also grown by more than 70% compared to 10 years ago when it stood at just 8.0%.

This is the result of more than 60 years of prudently building our financial position, and enables us to fully meet the long-term retirement needs of our customers.

CONTINUED GROWTH IN ASSETS UNDER MANAGEMENT

During the past decade, we have increased the assets that we manage by providing innovative products, outstanding administrative services, and competitive investment alternatives that meet the needs of our clients, while prudently investing the retirement funds that have been entrusted to us. As shown in the chart of Assets Under Management at the bottom left, during the past ten years, total consolidated assets increased from $8.2 billion at the end of 1995 to $11.8 billion at December 31, 2005. This growth resulted primarily from the expansion of our Separate Account investment product offerings over this ten-year period and our strong premium results, as well as the success of our asset retention efforts during the past several years. For 2005, total consolidated assets increased by approximately $355.3 million over 2004, principally attributable to a $335.3 million, or 6.6%, increase in our Separate Account assets under management. This increase is due to an increase in the market value of the underlying equity investments in each of these funds, resulting from the positive investment performance of the U.S. stock market during 2005, and to our premium and asset retention results for the year.

Our General Account assets increased by a modest $20.0 million from 2004 to 2005, primarily due to having $210.5 million of Guaranteed Investment Contracts (GIC) mature during the year, and deciding to only write approximately $35.2 million of new GIC business in 2005 due to adverse market conditions. As shown at the bottom left, General Account assets have grown modestly from $6.1 billion in 1995 to approximately $6.5 billion in 2005. Separate Account assets, on the other hand, during this same ten-year period have more than doubled, growing from approximately $2.1 billion in 1995 to $5.4 billion in 2005. This represents an increase of over 150%.

Annual premium growth is an integral part of achieving continued asset growth over the long term. For the year ending December 31, 2005, total premiums reached a new record high of $1.170 billion. This represents an increase of $83.0 million, or 7.6%, relative to 2004. This is also the fourth consecutive year in which our total premiums exceeded the $1 billion mark.

Looking forward, given the rising age of the population, increased life expectancy and projected increases in retirement savings rates, the Company expects continued strong asset growth. This will position the Company to realize further economies of scale and enable us to enhance the administrative and investment-related services we provide at the lowest cost possible.

ASSETS UNDER MANAGEMENT (IN MILLIONS)



12,000
9,000
6,000
3,000
0
5,388.8
2,138.7
6,100.0
6,454.7
1995
2005
Separate Account
General Account

INVESTED ASSETS



87% ■ **Fixed Maturity Securities**
6% □ **Equity Securities**
5% □ **Real Estate & Mortgages**
1% **Policy Loans**
1% **Other**

PRUDENT INVESTMENT STRATEGY

Our strong financial results could not be possible were it not for our innovative yet prudent investment philosophy over the years. As shown in the chart to the left, approximately 87% of our $6.4 billion General Account investment portfolio consists of fixed maturity securities.

These securities are among the highest rated in credit quality (approximately 98% investment-grade with a weighted average S&P rating of AA) and provide outstanding liquidity to permit the payment of benefits to our policyholders as required. This flexibility is possible through the use of asset/liability matching techniques that assist in tailoring specific investment strategies to meet the constantly changing retirement needs of our policyholders.

Over the past decade, we never wavered from the high standards we have set for our investment portfolio and did not make significant investments in real estate (other than our Home Office building, which is fully leased) and mortgage loans, even when it was fashionable to do so based upon the substantially higher yields that were promised. This type of prudent investment philosophy has served our policyholders well, as we have avoided the severe asset quality and liquidity issues that have plagued other companies.

Our strong surplus position and increased asset size enabled us to modify our investment strategy and invest approximately 6% of our investment portfolio in equity securities. Equity securities have historically generated a higher return over the long term than fixed maturity securities, although they are, as evidenced during the past several years, subject to greater market volatility than traditional fixed maturity securities. Nevertheless, we remain confident that this investment strategy will enable us to continue to improve yields and enhance our financial position in the years ahead.

SUMMARY

We believe that the Company is well positioned to continue to be successful in a retirement savings industry that promises to be even more fiercely competitive in the years ahead. Having said that, we firmly believe that "even if you are on the right track, you will get run over if you just sit there." As such, we will continue to challenge every aspect of how we do business to identify new and innovative ways through technology and changes in workflow to do more for less on behalf of our policyholders. This will enable us, as it has in the past, to continue to provide our customers in the years ahead with innovative products and superior customer service at a competitive cost.

Management is responsible for the integrity of the accompanying consolidated statutory financial statements. In meeting this responsibility, management maintains systems of internal controls designed to provide reasonable assurance that assets are safeguarded, and that transactions are executed in accordance with appropriate authorization and are properly recorded. These systems include: an organizational structure which appropriately provides for delegation of authority and division of responsibility, the communication and enforcement of accounting and business policies and procedures, and the utilization of an internal audit program which requires responsive actions to audit findings.

The accompanying consolidated statutory financial statements have been prepared by management in conformity with statutory accounting principles prescribed or permitted by the State of New York Insurance Department. Such practices differ from U.S. generally accepted accounting principles ("GAAP").

Since the State of New York Insurance Department recognizes only statutory accounting practices for determining and reporting financial condition and results of operations of insurance companies, and no consideration is given to GAAP financial information, the accompanying consolidated statutory financial statements present the Company's consolidated financial position and results of operations in conformity with statutory accounting practices prescribed or permitted by the State of New York Insurance Department. The significant variances between such practices and GAAP are described in Note 9 to the financial statements, which is included on page 58.

The accompanying consolidated statutory financial statements for the years ending December 31, 2005 and 2004, have been audited by KPMG LLP and their opinion, which states that the accompanying consolidated statutory financial statements are fairly presented in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, is included on page 60. Their audits were performed in accordance with the standards of The Public Company Accounting Oversight Board (United States).

The Board of Directors has appointed an Audit Committee composed solely of directors who are not officers or employees. The Committee meets regularly with management, the Executive Vice President and Internal Auditor, and the independent registered public accounting firm to review audit scope and results, the adequacy of internal controls and accounting and financial reporting matters. The Committee also reviews the services performed by the independent registered public accounting firm and related fee arrangements, and recommends their appointment to the Board of Directors. The independent registered public accounting firm and the Executive Vice President and Internal Auditor have direct access to the Committee.

CONSOLIDATED STATUTORY STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
General account assets		
Bonds and notes	$ 5,515,098,325	$ 5,465,227,732
Common stocks	354,545,610	340,246,900
Preferred stocks	13,030,634	18,485,566
Cash and short-term investments	22,329,440	28,080,993
Guaranteed funds transferable	66,091,879	74,939,182
Mortgage loans	3,781,525	9,506,480
Real estate	285,499,480	290,747,953
Policy loans	95,766,221	92,190,699
Other invested assets	2,552,480	3,089,030
Investment income accrued	67,680,315	68,385,048
Deferred federal income taxes	14,669,542	28,303,209
Other assets	13,624,911	15,519,570
Total general account assets	6,454,670,362	6,434,722,362
Separate account assets	5,388,815,401	5,053,544,738
Total Assets	**$11,843,485,763**	**$11,488,267,100**
LIABILITIES AND SURPLUS		
General account liabilities		
Insurance and annuity reserves	$ 5,320,568,527	$ 5,464,448,304
Other contractholders liabilities and reserves	9,624,992	9,857,638
Interest maintenance reserve	129,313,839	156,436,735
Other liabilities	117,578,550	51,411,385
Total general account liabilities before asset valuation reserve	5,577,085,908	5,682,154,062
Separate account reserves and other liabilities	5,388,815,401	5,053,544,738
Total liabilities before asset valuation reserve	10,965,901,309	10,735,698,800
Asset valuation reserve	75,756,050	75,851,775
Total liabilities	**11,041,657,359**	**10,811,550,575**
SURPLUS		
Assigned surplus	1,150,000	1,150,000
Unassigned surplus	800,678,404	675,566,525
Total surplus	801,828,404	676,716,525
Total Liabilities and Surplus	**$11,843,485,763**	**$11,488,267,100**

See accompanying notes to consolidated statutory financial statements.

CONSOLIDATED STATUTORY STATEMENTS OF OPERATIONS AND SURPLUS

For the years ended December 31, 2005 and 2004

	2005	2004
INCOME		
Premium and annuity considerations	$ 1,151,984,261	$ 1,067,133,581
Life and disability insurance premiums	18,419,557	20,294,557
Total considerations and premiums	1,170,403,818	1,087,428,138
Separate account investment and administrative fees	45,118,245	42,964,547
Net investment income	508,724,155	369,544,868
Other, net	2,843,312	2,878,358
Total income	**1,727,089,530**	**1,502,815,911**
DEDUCTIONS		
Change in insurance and annuity reserves	133,508,240	151,944,970
Annuity and surrender benefits	1,235,468,526	1,125,505,837
Death and disability benefits	14,171,244	15,389,344
Operating expenses	213,296,134	157,746,433
Total deductions	1,596,444,144	1,450,586,584
Net gain before dividends	130,645,386	52,229,327
Dividends to contractholders and policyholders	(179,428)	(74,049)
Net gain from operations	130,465,958	52,155,278
Federal income tax benefit	836,776	566,534
Net realized capital losses	(14,081,896)	(38,387,747)
Net income	**117,220,838**	**14,334,065**
SURPLUS TRANSACTIONS		
Change in:		
Asset valuation reserve	95,725	(7,263,505)
Unrealized capital gains, net	32,151,236	63,163,928
Non-admitted assets and other, net	(9,936,061)	(12,481,469)
Net deferred income tax asset	(14,419,859)	(8,482,443)
Minimum pension liability and other, net	—	(181,000)
Net change in surplus	125,111,879	49,089,576
SURPLUS		
Beginning of year	676,716,525	627,626,949
End of year	**$ 801,828,404**	**$ 676,716,525**

See accompanying notes to consolidated statutory financial statements.

CONSOLIDATED STATUTORY STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

	2005	2004
CASH PROVIDED		
Premium and annuity funds received	$1,170,630,250	$1,086,978,321
Investment income received	502,853,802	357,258,550
Separate account investment and administrative fees	45,118,245	45,769,587
Other, net	1,366,026	858,604
Total receipts	1,719,968,323	1,490,865,062
Benefits paid	1,280,546,552	1,198,766,458
Insurance and operating expenses paid	179,058,703	157,562,358
Net transfers to separate accounts	39,291,690	40,935,929
Total payments	1,498,896,945	1,397,264,745
Net cash provided by operations	221,071,378	93,600,317
Proceeds from long-term investments sold, matured or repaid	1,928,741,395	2,031,384,301
Other, net	36,717,513	757,835
Total cash provided	2,186,530,286	2,125,742,453
CASH APPLIED		
Cost of long-term investments acquired	1,929,607,627	1,993,179,368
Other, net	262,674,212	125,301,740
Total cash applied	2,192,281,839	2,118,481,108
Net change in cash and short-term investments	(5,751,553)	7,261,345
CASH AND SHORT-TERM INVESTMENTS		
Beginning of year	28,080,993	20,819,648
End of year	**$ 22,329,440**	**$ 28,080,993**

See accompanying notes to consolidated statutory financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the consolidated accounts of Mutual of America Life Insurance Company ("Mutual of America") and its wholly owned subsidiaries (collectively referred to as the "Company"), as permitted by the State of New York Insurance Department. Significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

Mutual of America provides retirement and employee benefit plans in the small to medium-size company market, principally to employees in the not-for-profit social health and welfare field. In recent years, the Company has expanded to include for-profit organizations in the small to medium-size company market. The insurance company in the group is licensed in all fifty states and the District of Columbia. Operations are conducted primarily through a network of regional field offices staffed by salaried consultants.

BASIS OF PRESENTATION

The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the State of New York Insurance Department ("New York Department"). Such practices differ from U.S. generally accepted accounting principles ("GAAP"). The significant variances between such practices and GAAP are described in Note 9. The ability of the Company to fulfill its obligations to contractholders and policyholders is of primary concern to insurance regulatory authorities.

The National Association of Insurance Commissioners ("NAIC") has codified statutory accounting principles ("Codification"). The New York Department issued Regulation No. 172 ("Regulation No. 172"), which adopted Codification, with certain significant modifications, as the prescribed basis of accounting for its domestic insurers. Periodically, the New York Department amends Regulation No. 172 for revisions in the prescribed basis of accounting. All changes required by New York Regulation No. 172, as amended through December 31, 2005, are reflected in the accompanying consolidated statutory financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of income and deductions during the reporting period. Actual results could differ from these estimates.

ASSET VALUATIONS

Bonds, Notes and Short-Term Investments — Investment valuations are prescribed by the NAIC. Bonds qualifying for amortization are stated at amortized cost. Short-term investments

are stated at cost which approximates fair value and consist of highly liquid investments with maturities of one month or less. Bonds where the NAIC rating has fallen to class six and the NAIC market value is below amortized cost are carried at the lowest market value assigned to the bond by the NAIC since being rated as a class six. Temporary unrealized losses related to the valuation of these non-investment grade bonds are recorded directly to unassigned surplus. Losses that are considered to be other than temporary are recognized in net income when incurred. Management regularly reviews all of its bonds for other than temporary impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and an analysis of the financial health and specific prospects for the issuer, including the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Common and Preferred Stocks — At December 31, 2005 and 2004, common stocks include $142.3 million and $133.6 million, respectively, invested in the Mutual of America Institutional Funds, and $109.4 million and $206.6 million, respectively, invested in a portfolio of approximately 500 common stocks that mirror the Standard & Poor's 500 Index, with each stock's weight directly proportionate to that company's market value relative to the Index. In addition, at December 31, 2005, common stocks also include $100.3 million invested equally in actively managed Mid-Cap Growth and Mid-Cap Value portfolios. Common stocks in good standing are stated at market value. Market value is determined by reference to valuations quoted by the NAIC. Unrealized gains and losses are recorded directly to unassigned surplus. Losses that are considered to be other than temporary are recognized in net income when incurred. Management regularly reviews its equity investments for other than temporary impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and an analysis of the financial health and specific prospects for the issuer, including the Company's intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value. Preferred stock is carried at cost.

Guaranteed Funds Transferable — Guaranteed funds transferable consists of funds held with a former reinsurer and is stated at the total principal amount of future guaranteed transfers to Mutual of America.

Mortgage Loans — Mortgage loans are carried at amortized indebtedness. Impairments of individual loans that are considered other than temporary are recognized in net income when incurred. There were no impairment losses incurred during 2005 and 2004.

Real Estate — Real estate, which is classified as Company-occupied property, is carried at cost, including capital improvements, net of accumulated depreciation of $97.7 million and $88.3 million at December 31, 2005 and 2004, respectively, and is depreciated on a straight-line

basis over 39 years. Tenant improvements on real estate investments are depreciated over the shorter of the lease term or the estimated life of the improvement.

Policy Loans — Policy loans are stated at the unpaid principal balance of the loan.

Other Assets — Certain other assets, such as net deferred income tax assets not expected to be realized within one year, furniture and fixtures and prepaid expenses, are considered "non-admitted assets" and excluded from the consolidated statutory statements of financial condition.

INSURANCE AND ANNUITY RESERVES

Reserves for annuity contracts are computed on the net single premium method and represent the estimated present value of future retirement benefits. These reserves, which were $1.1 billion and $1.2 billion at December 31, 2005 and 2004, respectively, are based on mortality and interest rate assumptions (ranging predominately from 5.00% to 7.50%), which meet or exceed statutory requirements and are not subject to discretionary withdrawal.

Reserves for contractual funds not yet used for the purchase of annuities are accumulated at various guaranteed interest rates, which, during 2005 and 2004, averaged 3.26% and 3.00%, respectively, and are deemed sufficient to provide for contractual surrender values for these funds. These reserves, which were $3.6 billion at December 31, 2005 and 2004, are subject to discretionary withdrawal at book value.

Reserves for guaranteed investment contracts, which were $.3 billion and $.5 billion at both December 31, 2005 and 2004, respectively, are accumulated at various guaranteed interest rates, which during 2005 and 2004 averaged 7.00% and 7.21%, respectively, and meet statutory requirements. Reserves for life and disability insurance are based on mortality, morbidity and interest rate assumptions which meet statutory requirements.

INTEREST MAINTENANCE AND ASSET VALUATION RESERVES

Realized gains and losses, net of applicable taxes, arising from changes in interest rates are accumulated in the Interest Maintenance Reserve ("IMR") and are amortized into net investment income over the estimated remaining life of the investment sold. All other realized gains and losses are reported in the consolidated statements of operations.

An Asset Valuation Reserve ("AVR") applying to the specific risk characteristics of all invested asset categories excluding cash, policy loans and investment income accrued has been established based on a statutory formula. Realized and unrealized gains and losses arising from changes in the creditworthiness of the issuer are included in the appropriate subcomponent of the AVR. Changes in the AVR are recorded directly to unassigned surplus.

SEPARATE ACCOUNT OPERATIONS

Variable annuity considerations and certain variable life insurance premiums may be allocated at participants' discretion among investment funds in Separate Accounts. Separate Account funds invest in mutual funds, including funds managed by Mutual of America Capital Management Corporation, a wholly owned subsidiary (the "Adviser"), and other funds managed by outside investment advisors. All net realized and unrealized capital gains in the Separate Accounts, which reflect investment performance of the mutual funds in which they invest, accrue directly to participants (net of administrative and other Separate Account charges) and are not reflected in the Company's consolidated statutory statements of operations. Certain administrative and other charges are assessed as a percentage of Separate Account assets and vary based upon the average size of the participant's equity in the Separate Accounts and the level of administrative services provided. During 2005 and 2004, such charges were equal to approximately .88% and .90%, respectively, of total average Separate Account assets. Separate Account charges and investment advisory fees paid to the Adviser are included in the consolidated statutory statement of operations.

Investments held in the Separate Accounts are stated at market value. Participants' corresponding equity in the Separate Accounts is reported as liabilities in the accompanying statements. Premiums and benefits related to the Separate Accounts are combined with the General Account in the accompanying statements. Net operating gains and losses are offset by changes to reserve liabilities in the respective Separate Accounts. These reserves, which were approximately $5.4 billion and $5.1 billion at December 31, 2005 and 2004, respectively, are subject to discretionary withdrawal at market value.

PREMIUMS AND ANNUITY CONSIDERATIONS

Insurance premiums and annuity considerations derived from defined contribution plans are recognized as income when due. Voluntary savings-type and defined benefit considerations and other deposits are recognized as income when received. Group life and disability insurance premiums are recognized as income over the contract period.

INVESTMENT INCOME AND EXPENSES

General Account investment income is reported as earned and is presented net of related investment expenses. Operating expenses, including acquisition costs for new business and income taxes, are charged to operations as incurred.

DIVIDENDS

Dividends are based on formulas and scales approved by the Board of Directors and are accrued currently for payment subsequent to plan anniversary dates.

Certain 2004 amounts included in the accompanying consolidated statutory financial statements have been reclassified to conform to the 2005 presentation.

2. INVESTMENTS

VALUATION

The statement values and NAIC market values of investments in fixed maturity securities (bonds and notes) at December 31, 2005 and 2004, are shown below. Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

December 31, 2005 (in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
Mortgage and asset backed securities:				
Residential mortgage-backed securities	$2,356.4	$ 8.9	$41.2	$2,324.1
Commercial mortgage-backed securities	31.1	.9	—	32.0
Other asset-backed securities	59.6	.2	.4	59.4
Total	$2,447.1	$10.0	$41.6	$2,415.5
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	581.6	14.7	4.4	591.9
Obligations of states and political subdivisions	15.2	3.1	—	18.3
Debt securities issued by foreign governments	39.0	2.1	—	41.1
Corporate securities	2,441.5	66.7	26.5	2,481.7
Total	**$5,524.4**	**$96.6**	**$72.5**	**$5,548.5**

December 31, 2004 (in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
Mortgage and asset backed securities:				
Residential mortgage-backed securities	$2,153.3	$ 24.8	$15.5	$2,162.6
Commercial mortgage-backed securities	34.1	2.2	—	36.3
Other asset-backed securities	135.7	2.0	.3	137.4
Total	$2,323.1	$ 29.0	$15.8	$2,336.3
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	650.9	12.5	3.6	659.8
Obligations of states and political subdivisions	14.6	2.6	—	17.2
Debt securities issued by foreign governments	39.5	2.8	—	42.3
Corporate securities	2,452.1	97.5	11.0	2,538.6
Total	**$5,480.2**	**$144.4**	**$30.4**	**$5,594.2**

Short-term fixed maturity securities with a statement value and NAIC market value of $9.3 million and $15.0 million at December 31, 2005 and 2004, respectively, are included in the above tables. At December 31, 2005 and 2004, the Company had $2.8 million and $3.6 million (par value $2.8 million and $3.6 million), respectively of its long-term fixed maturity securities on deposit with various state regulatory agencies.

At December 31, 2005 and 2004, net unrealized appreciation (depreciation) reflected in surplus consisted of the following:

December 31 (in millions)	2005	2004	Change
Equity securities (common and preferred stock)	$(5.2)	$(30.0)	$24.8
Bonds and notes	—	(7.3)	7.3
Other invested assets	(1.1)	(1.1)	—
Net unrealized (depreciation) appreciation	**$(6.3)**	**$(38.4)**	**$32.1**

The unrealized depreciation related to the Company's common equity and bond portfolios improved by $24.8 million and $7.3 million, respectively, during the year as shown above. The net unrealized depreciation of $5.2 million for equity securities at December 31, 2005, consists of $14.9 million of gross unrealized losses and $9.7 million of gross unrealized gains. The gross unrealized losses of $14.9 million are primarily attributable to the Company's investment in the Mutual of America Institutional Funds and are predominantly greater than twelve months old.

Net realized capital gains (losses) reflected in the statements of operations for the years ended December 31, 2005 and 2004, were as follows:

December 31 (in millions)	2005	2004
Bonds and notes	$(12.8)	$(30.6)
Equity securities (common and preferred stock)	(1.3)	(7.8)
Net realized capital gains (losses)	**$(14.1)**	**$(38.4)**

The 2005 net realized capital losses related to bonds and notes shown above arose primarily from the sale of previously defaulted securities during the year. The 2004 bond losses include $25.8 million in other than temporary impairment losses that arose from the involuntary redemption of previously defaulted securities by their issuers in connection with emerging from Chapter 11 bankruptcy protection pursuant to final approved reorganization plans. Since the majority of the 2005 and 2004 realized capital losses from bonds had previously been recorded as unrealized losses in surplus, there was no negative impact on the Company's surplus as a result of this activity.

The $1.3 million of net realized capital losses in 2005 related to equity securities includes $16.7 million of losses resulting primarily from a planned change in the composition of the Company's common stock investments from a portfolio based solely on replicating the S&P 500 index to a portfolio that now consists of approximately $100.3 million invested in actively managed Mid-Cap Growth and Mid-Cap Value stocks and $109.4 million invested in a portfolio that mirrors the S&P 500 index. The 2005 net loss also includes $15.4 million of realized capital gains resulting from the sale of 3,535,949 million shares of Manulife Financial Corporation during the fourth quarter as discussed in Note 3. The 2004 net realized capital

losses shown on the previous page for equities include other than temporary impairment losses of $8.8 million. There were no other than temporary impairment losses recognized in 2005.

MATURITIES

The statement values and NAIC market values of investments in fixed maturity securities by contractual maturity (except for mortgage-backed securities, which are stated at expected maturity) at December 31, 2005, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

December 31, 2005 (in millions)	Statement Value	NAIC Market Value
Due in one year or less	$ 346.0	$ 346.9
Due after one year through five years	2,334.7	2,343.8
Due after five years through ten years	1,301.6	1,289.1
Due after ten years	1,542.1	1,568.7
Total	**$5,524.4**	**$5,548.5**

REALIZED INVESTMENT GAINS — FIXED MATURITY SECURITIES

Sales of investments in fixed maturity securities resulted in $(9.3) million of net losses and $4.7 million of net gains being accumulated in the IMR in 2005 and 2004, respectively, as follows:

December 31 (in millions)	2005	2004
Fixed maturity securities		
Proceeds	$1,433.4	$2,410.6
Gross realized gains	2.8	9.5
Gross realized losses	(12.1)	(4.8)

Such amounts will be amortized into net investment income over the estimated remaining life of the investment sold. During 2005 and 2004, $17.8 million and $23.4 million, respectively, of the IMR was amortized and included in net investment income.

Sales of investments in equity securities resulted in $(1.3) million of net losses in 2005 and $1.0 million of net gains in 2004, being recognized in net income as follows:

December 31 (in millions)	2005	2004
Equity securities		
Proceeds	$492.2	$159.8
Gross realized gains	46.7	2.5
Gross realized losses	(48.0)	(1.5)

3. GUARANTEED FUNDS TRANSFERABLE

In 1980, Mutual of America terminated a reinsurance arrangement and assumed direct ownership of funds held by John Hancock Mutual Life Insurance Company ("Hancock"), the former reinsurer, and direct liability for the contractual obligations to policyholders. The liability to such policyholders is included as insurance and annuity reserves in the consolidated statutory statements of financial condition. The principal amount of the funds held by the former reinsurer is guaranteed to earn at least 3.125% per year.

The guaranteed funds are transferable to Mutual of America over time and are stated at the total principal amount of future guaranteed transfers to Mutual of America of $66.1 million and $74.9 million at December 31, 2005 and 2004, respectively. The actual interest and other allocated investment earnings on these funds amounted to $4.8 million and $7.8 million in 2005 and 2004, respectively, and are included in net investment income.

The Company was involved in a lawsuit against Hancock, seeking consideration distributed upon Hancock's reorganization as a stock life insurer in 2000. On September 26, 2005, the Court issued a final order declaring that Mutual of America was eligible to receive financial consideration in conjunction with Hancock's reorganization. Such financial consideration consisted of 3,535,949 common shares of Manulife Financial Corporation (parent company of Hancock) and cash dividends accumulated on the stock since 2000, that had been held in trust pending the Court's final decision. Net investment income in 2005 includes a special one-time dividend of approximately $166.9 million, net of a deferred income liability. All of these shares were sold during the fourth quarter of 2005, resulting in $15.4 million of realized capital gains.

4. REAL ESTATE

Real estate consists primarily of an office building that Mutual of America purchased for its corporate headquarters. The Company occupies approximately one-third of this office building as its corporate headquarters and leases the remaining space. Depreciation expense was $5.8 million and $5.3 million in 2005 and 2004, respectively.

5. PENSION PLAN AND POSTRETIREMENT BENEFITS

PENSION BENEFIT AND OTHER BENEFIT PLANS

The Company has a qualified, non-contributory defined benefit pension plan covering virtually all employees. Benefits are generally based on years of service and final average salary. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company also maintains two non-qualified defined benefit pension plans. The first provides benefits to employees whose total compensation exceeds the maximum allowable compensation limits for qualified retirement plans under ERISA. The second provides benefits to non-employee members of the Board of Directors.

The Company has two defined benefit postretirement plans covering substantially all salaried employees. Employees may become eligible for such benefits upon attainment of retirement age while in the employ of the Company and upon satisfaction of service requirements. One plan provides medical and dental benefits and the second plan provides life insurance benefits. The postretirement plans are contributory for those individuals who retire with less than 20 years of eligible service, with retiree contributions adjusted annually and contain other cost-sharing features, such as deductibles and coinsurance. All benefit plans are underwritten by Mutual of America.

The components of net periodic benefit costs as calculated in the January 1, 2005 and 2004 plan valuations are as follows:

	Pension Benefits		Other Benefits	
December 31 (in millions)	**2005**	**2004**	**2005**	**2004**
Service cost	$ 10.1	$ 9.2	$ 1.3	$1.2
Interest cost on PBO	12.6	11.5	2.1	2.0
Expected return on plan assets	(17.2)	(15.0)	—	—
Prior services costs	—	—	(.1)	(.1)
Amortization of unrecognized net loss	10.2	7.2	.7	.5
Settlement loss	4.8	—	—	—
Net benefit expense	**$20.5**	**$12.9**	**$4.0**	**$3.6**

Included in 2005 pension expense is the recognition of a $4.8 million settlement loss, resulting from the level of lump-sum benefit payments made related to the non-qualified plan during the year. The changes in the projected benefit obligation and plan assets are as follows:

	Pension Benefits		Other Benefits	
December 31 (in millions)	**2005**	**2004**	**2005**	**2004**
Change in Projected Benefit Obligation (PBO)				
PBO, beginning of year	$198.7	$180.8	$36.6	$31.6
Service cost	10.1	9.2	1.3	1.2
Interest cost	12.6	11.5	2.1	2.0
Plan amendment	4.2	—	—	(1.8)
Change in assumptions	(.5)	13.1	1.5	4.7
Actuarial loss (gain)	13.7	(6.0)	(1.9)	—
Benefits and expenses paid	(20.8)	(9.9)	(1.6)	(1.1)
PBO, end of year	**$218.0**	**$198.7**	**$38.0**	**$36.6**

December 31 (in millions)	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Change in Plan Assets				
Plan assets, beginning of year	$ 163.3	$ 137.5	$ —	$ —
Employer contributions	34.6	24.0	—	—
Return on plan assets	8.4	11.7	—	—
Benefits and expenses paid	(20.8)	(9.9)	—	—
Plan assets, end of year	**185.5**	**163.3**	**—**	**—**
Plan assets (lower than) in excess of PBO	**$ (32.5)**	**$ (35.4)**	**$(38.0)**	**$(36.6)**

At December 31, 2005 and 2004, all of the qualified pension plan assets are invested in one of the Company's Separate Accounts and participation in certain other funds managed by outside investment advisors and consisted of approximately 80% in equity investments and 20% in fixed-income investments. For financial reporting purposes, the prepaid benefit cost at December 31, 2005 and 2004, has been classified as a non-admitted asset. The prepaid (accrued) benefit cost is as follows:

December 31 (in millions)	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Plan assets (lower than) in excess of PBO	$(32.5)	$(35.4)	$(38.0)	$(36.6)
Unrecognized prior service cost	5.9	2.2	(1.5)	(1.7)
Unrecognized net loss from past experience different from that assumed	103.3	95.8	13.0	14.1
Prepaid (accrued) benefit cost, end of year	**$ 76.7**	**$ 62.6**	**$(26.5)**	**$(24.2)**

The Company funds the qualified non-contributory defined benefit pension plan in accordance with the requirements of ERISA. Plan assets at fair value for the qualified pension plan were $144.8 million and $125.8 million at December 31, 2005 and 2004, respectively. The actuarial present value of accumulated benefits for the qualified pension plan was $124.6 million and $114.5 million at December 31, 2005 and 2004, respectively. At December 31, 2004, the fair value of plan assets relative to the qualified defined benefit pension plan exceeded the accumulated benefit obligation and, as such, the $.2 million additional minimum pension liability established prior to 2004 was reduced and recorded as a direct increase to unassigned surplus.

During 2005 and 2004, the Company made contributions to the qualified plan of $22.2 million and $14.0 million, respectively. The Company estimates that it will make contributions of approximately $13.0 million to its defined benefit plans in 2006. Benefits expected to be paid from these plans total $18.0 million in 2006, $11.3 million in 2007, $7.9 million in 2008, $16.6 million in 2009 and $9.5 million in 2010. The aggregate benefits expected to be paid in 2011 through 2015 total approximately $133.5 million. The calculation of expected benefits is based on the same assumptions used to measure the Company's benefit obligation at December 31, 2005.

The assumptions used in determining the aggregate projected benefit obligation for pension and other benefit plans were as follows:

	Pension Benefits		Other Benefits	
Weighted average assumptions at December 31	**2005**	**2004**	**2005**	**2004**
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	4.23%	4.23%	4.00%	4.00%
Expected return on plan assets	10.50%	10.50%		

The weighted average discount rate, compensation rate increase and expected return on plan assets assumptions used to compute the net benefit expense for pension and other benefits were 6.00%, 4.23% and 10.50%, respectively, in 2005 and 6.50%, 4.23% and 10.50%, respectively, in 2004. The Company's overall expected long-term rate of return on plan assets is 10.50%. This expected long-term rate of return was determined based upon the current projected benefit payout period and the current mix of plan investments, which consists of approximately 80% in equity investments and 20% in fixed-income investments. The Company believes that this investment mix properly matches the plan's benefit obligations. The equity component of the expected long-term rate of return was determined using a combination of the actual rate of return of equities (net of inflation) and an inflation-adjusted equity rate of return (assuming an inflation rate of 4%) based upon historical 30-year rolling averages (with the most recent five years more heavily weighted).

The health care cost trend rate assumption has an effect on the amounts reported. The assumption is 7.0% for 2005 and is expected to decrease by .5% each year thereafter until 2010, at which time it will remain constant at 5.0%. For example, increasing the assumed health care cost trend rate by 1.0% each year would increase the accumulated postretirement obligation for the plan as of December 31, 2005, by $3.4 million and the aggregate of the service and interest cost components of the net periodic benefit cost for 2005 by $.4 million. Benefits expected to be paid from this plan total $2.1 million in 2006, $2.3 million in 2007, $2.5 million in 2008, $2.7 million in 2009 and $2.9 million in 2010. Aggregated benefits expected to be paid in the period 2011 through 2015 total approximately $17.3 million. The calculation of expected benefits is based on the same assumptions used to measure the Company's benefit obligation at December 31, 2005.

SAVINGS AND OTHER INCENTIVE PLANS

All employees may participate in a Company-sponsored savings plan under which the Company matches a portion of the employee's contributions up to 6% of salary. The Company contributed $2.0 million and $2.1 million in 2005 and 2004, respectively. The Company also has a long-term performance-based incentive compensation plan for certain employees and directors. Prior to 2005, shares were granted each year and generally vested over a three-year period. The value of such shares granted prior to 2005 is based upon increases in the Company's statutory surplus

and the maintenance of certain financial ratios. Commencing in 2005, no new shares will be issued under this plan and the total value of all outstanding shares under this plan will be paid out in March 2008, based upon the level of statutory surplus at December 31, 2007. A new plan was started during 2005. Shares under this plan will be granted each year and generally vest over a three-year period. The value of such shares is equal to number of shares multiplied by the current share price, which is determined by the level of total assets of the Company. Certain additional threshold financial performance measures must also be met in order to receive a payout at the end of the third year. The total expense incurred related to these plans was $17.8 million and $2.2 million in 2005 and 2004, respectively.

6. COMMITMENTS AND CONTINGENCIES

Rental expenses were $23.1 million and $21.5 million in 2005 and 2004, respectively. The approximate minimum rental commitments under non-cancelable operating leases are as follows: $3.5 million in 2006, $3.2 million in 2007, $3.0 million in 2008, $2.8 million in 2009, $2.5 million in 2010 and $6.5 million thereafter. Such leases are principally for leased office space, furniture and equipment. Certain office space leases provide for adjustments to reflect changes in real estate taxes and other operating expenses.

The Company is involved in various legal actions that have arisen in the course of the Company's business. In the opinion of management, the ultimate resolution with respect to such lawsuits as well as other contingencies will not have a material adverse effect on the Company's consolidated financial statements.

7. FEDERAL INCOME TAXES

Effective January 1, 1998, Mutual of America's pension business became subject to federal income tax. Mutual of America files its federal income tax return on a separate company basis. Mutual of America's non-insurance subsidiaries file a consolidated income tax return.

Regulation No. 172 requires New York domiciled insurers to adopt certain deferred income tax accounting principles as their prescribed basis of accounting. These principles require that a deferred tax asset or liability be established for temporary differences between the tax and statutory reporting bases of assets and liabilities. The change in Mutual of America's deferred tax assets and liabilities must be recorded as a separate component of gains and losses in surplus. Furthermore, Mutual of America's net deferred tax assets can only be recorded as an admitted asset to the extent that such an amount will be realized within one year.

The components of the net deferred tax asset recognized in the Company's consolidated statutory statement of financial condition are as follows:

December 31 (in millions)	2005	2004
Mutual of America		
Total of gross deferred tax assets	$353.0	$390.0
Total of deferred tax liabilities	(51.7)	(47.7)
Net deferred tax asset	301.3	342.3
Deferred tax asset non-admitted	(293.5)	(320.1)
Net admitted deferred tax asset	**$ 7.8**	**$ 22.2**
Non-Insurance Subsidiaries		
Net deferred income tax assets	6.9	6.1
Total deferred tax asset	**$ 14.7**	**$ 28.3**

As shown above, Mutual of America's net admitted deferred tax asset decreased by $14.4 million during 2005. The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities arise from the differing statutory and tax-basis treatment of assets and liabilities, insurance and annuity reserves and contracts, capital gains and losses on investment transactions and non-admitted assets. Included in such differences are items resulting from transition rules under the Code as of January 1, 1998, which accompanied the change in taxation of Mutual of America's pension business. The current income tax expense recognized in the statutory statements of operations differs from the amount obtained by applying the statutory rate of 35% to net gain from operations before federal income taxes due to the temporary differences indicated above. As such, no federal income tax provision or benefit was recognized by Mutual of America as of December 31, 2005 and 2004. The federal income tax benefits of $.8 million and $.6 million in 2005 and 2004, respectively, arise solely from the operating results of the Company's non-insurance subsidiaries.

At December 31, 2005, Mutual of America and the non-insurance subsidiaries had net operating loss carry forwards of approximately $270.1 million expiring at various dates between 2008 and 2026. The Company has no remaining capital loss carry forwards as of December 31, 2005. The Internal Revenue Service is currently conducting an examination of Mutual of America's 2000 and 2001 federal income tax returns. The Company believes that additional taxes, if any, assessed for the years under examination will not have a material effect on its financial position.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized

in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. Amounts related to the Company's financial instruments were as follows:

December 31, 2005 (in millions)	Statement Value	Estimated Fair Value
Assets		
Bonds and notes	$5,515.1	$5,539.2
Common stocks	354.5	354.5
Preferred stocks	13.0	13.0
Cash and short-term investments	22.3	22.3
Guaranteed funds transferable	66.1	63.3
Mortgage loans	3.8	4.1
Policy loans	95.8	95.8
Liabilities		
Insurance and annuity reserves	**$5,320.6**	**$5,434.3**

December 31, 2004 (in millions)	Statement Value	Estimated Fair Value
Assets		
Bonds and notes	$5,465.2	$5,579.2
Common stocks	340.2	340.2
Preferred stocks	18.5	18.5
Cash and short-term investments	28.1	28.1
Guaranteed funds transferable	74.9	69.7
Mortgage loans	9.5	9.5
Policy loans	92.2	92.2
Liabilities		
Insurance and annuity reserves	**$5,464.4**	**$5,646.3**

Fixed Maturities and Equity Securities — Fair value for fixed maturities is determined by reference to market prices quoted by the NAIC. If quoted market prices are not available, fair value is determined using quoted prices for similar securities. Market value for equity securities is determined by reference to valuations quoted by the NAIC.

Cash and Short-Term Investments — The carrying value for cash and short-term investments approximates fair values due to the short-term maturities of these instruments.

Guaranteed Funds Transferable — Fair value for guaranteed funds transferable is determined by reference to market valuations provided by the former reinsurer.

Mortgage Loans — Fair value for mortgage loans is determined by discounting the expected future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.

Policy Loans — The majority of policy loans are issued with variable interest rates, which are periodically adjusted based on changes in rates credited to the underlying policies and therefore are considered to be stated at fair value.

Insurance and Annuity Reserves — Contractual funds not yet used to purchase retirement annuities and other deposit liabilities are stated at their cash surrender value. General Account policies are issued with variable interest rates that are periodically adjusted based on changes in underlying economic conditions.

The fair value of immediate annuity contracts (approximately $1.1 billion and $1.2 billion at December 31, 2005 and 2004, respectively) was determined by discounting expected future retirement benefits using current mortality tables and interest rates based on the duration of expected future benefits. Weighted average interest rates of 5.14% and 4.73% were used at December 31, 2005 and 2004, respectively.

9. SIGNIFICANT DIFFERENCES BETWEEN STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the New York Department ("statutory accounting") which practices differ from GAAP. The significant variances between such practices and GAAP are described below. The Company has not computed the variance between Surplus and Net Income calculated in accordance with statutory accounting practices prescribed or permitted by the New York Department and GAAP, as there is no reporting requirement to do so and the costs involved exceed the benefits derived from these calculations. Generally, GAAP results in a more favorable presentation of the Company's financial condition.

ASSET VALUATIONS AND INVESTMENT INCOME RECOGNITION

GAAP requires the Company's bonds and notes to be classified as either held to maturity ("HTM") or available for sale ("AFS"); whereas for statutory accounting no such classification is required. In addition, for GAAP, AFS bonds and notes are carried at their fair market value with the unrealized gains and losses applied directly to equity; whereas for statutory accounting all bonds and notes in good standing are carried at their amortized cost.

Realized capital gains and losses, net of applicable taxes, arising from changes in interest rates are recognized in income currently for GAAP accounting, rather than accumulated in the IMR and amortized into income over the remaining life of the security sold for statutory accounting.

A general formula-based Asset Valuation Reserve is recorded for statutory accounting purpose; whereas such a reserve is not required under GAAP.

Certain assets, principally furniture and fixtures and prepaid expenses, for statutory accounting, are excluded from the statement of financial condition by a direct charge to surplus; whereas under GAAP, such assets are carried at cost, net of accumulated depreciation.

POLICY ACQUISITION COSTS

Under GAAP, policy acquisition costs that are directly related to and vary with the production of new business are deferred and amortized over the estimated life of the applicable policies, rather than being expensed as incurred, as required under statutory accounting.

INSURANCE AND ANNUITY RESERVES

Under statutory accounting practices, the interest rates and mortality and morbidity assumptions used are those which are prescribed or permitted by the New York Department. Under GAAP, for annuities the interest rate assumptions used are generally those assumed in the pricing of the contract at issue; for disability benefits the interest rates assumed are those anticipated to be earned over the duration of the benefit period. Mortality and morbidity assumptions are based on Company experience.

PREMIUM RECOGNITION

Insurance contracts that do not subject the insurer to significant mortality or morbidity risk are considered, under GAAP, to be primarily investment contracts. GAAP requires all amounts received from policyholders under these investment contracts to be recorded as a policyholder deposit rather than as premium income.

DEFERRED INCOME TAXES

GAAP requires that a deferred tax asset or liability be established to provide for temporary differences between the tax and financial reporting bases of assets and liabilities. Statutory accounting adopted similar accounting principles, except that deferred income tax assets are recognized for statutory accounting only to the extent that they can be utilized within one year; whereas for GAAP all such assets are recognized regardless of when they will be utilized. All changes in deferred income tax assets or liabilities are recorded directly as a charge or benefit to surplus for statutory accounting purposes.

THE BOARD OF DIRECTORS
MUTUAL OF AMERICA LIFE INSURANCE COMPANY:

We have audited the accompanying consolidated statutory statements of financial condition of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statutory statements of operations and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Notes 1 and 9 to the consolidated statutory financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2005 and 2004, or the results of their operations or their cash flows for the years then ended.

Also, in our opinion, the consolidated statutory financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

KPMG LLP

New York, New York
March 10, 2006

Thomas J. Moran
Chairman of the Board, President
and Chief Executive Officer

Manfred Altstadt, CPA
Senior Executive Vice President
and Chief Financial Officer

Patrick A. Burns
Senior Executive Vice President
and General Counsel

Salvatore R. Curiale
Senior Executive Vice President
Technical Operations

Amir Lear, CFA
President and Chief Operating Officer
Mutual of America Capital
Management Corporation

Thomas Gilliam, CLU
Chairman and Chief Executive Officer
Mutual of America Foundation

Theodore L. Herman, CLU, ChFC
Vice Chairman
Mutual of America Foundation

William S. Conway, CLU, ChFC
Chairman and Chief Executive Officer
Mutual of America Securities Corporation

ACTUARIAL SERVICES

Jeremy J. Brown, CLU, ChFC,
FSA, MAAA, EA
Executive Vice President and
Chief Actuary

Corporate Actuarial
Walter W. Siegel, FSA, MAAA, EA
Senior Vice President and
Corporate Actuary

Virginia A. Carlisi, FLMI, ACS
Vice President

Joseph A. Gross, FSA, MAAA
Vice President and Actuary

Bhajan S. Mundi, ASA, MAAA
Vice President

Denise Storck, FLMI, ACS
Vice President

Fanny F. Eng, FSA, MAAA, EA
Second Vice President

Steve Ngai, FSA, MAAA
Second Vice President and Actuary

Actuarial Consulting
Mark Koehne, MAAA, EA
Senior Vice President and Actuary

Ian Cohen, MAAA, EA
Vice President and Actuary

Robert J. McElroy, MAAA, EA
Vice President and Actuary

Gerard G. Palmer, MAAA, EA
Vice President and Actuary

Jenny B. Kim
Second Vice President

Judy Mui
Second Vice President

ADMINISTRATIVE
TECHNICAL SERVICES

Jared Gutman
Executive Vice President

John R. Gilbride
Vice President

Billing & Regulatory Services
Dennis S. McManus FLMI, ACS
Senior Vice President

Billing Services
Cindy Y.W. Lee
Second Vice President

Life & Disability Claims
Vivian Quinones
Second Vice President

Regulatory Services
Bernice P. Coaxum
Second Vice President

Technical Services
Nicole Lanni, FLMI, ACS
Senior Vice President

Katherine Cannizzaro
Senior Vice President

Sandra Hersko, FLMI
Senior Vice President

Miro Beverin, FLMI, ACS
Vice President

Kevin P. Brady
Vice President

Victor Fried, FSA, MAAA, EA
Vice President and Actuary

Kenneth F. Powers, CEBS, ACS
Vice President

Mary-Clare Swanke, FLMI, ACS
Vice President

Dawn C. Weissman
Vice President

Ann Belsito, CEBS
Second Vice President

John V. Cavada, CLU, ChFC,
FALU, FLMI
Second Vice President

Barry Goldberg
Second Vice President

Thomas J. Poulakowski
Second Vice President

State Compliance & Government Regulation
Meyer Baruch
Senior Vice President

NASD/SEC Regulatory Compliance
Paul J. Costagliola
Senior Vice President
and Chief Compliance Officer

Terry J. Feld
Second Vice President

CORPORATE FINANCE

John R. Greed, CPA
Executive Vice President and Treasurer

Budget & Cost Accounting
Nicholas A. Branchina
Senior Vice President

William J. Krupskas
Vice President

Controller's Office
Christopher M. Miseo, CPA
Senior Vice President
Accounting and Financial Reporting

Maria L. Brophy
Vice President

John A. Schabhutl, CPA
Vice President

Brian J. Keogh
Second Vice President

Corporate Tax
Harold J. Gannon
Senior Vice President

Estelle E. Miller, CPA
Vice President

Treasurer's Office
Myron O. Schlanger, CPA, FLMI
Senior Vice President and Associate
Treasurer

Anthony P. Ciaccio, FLMI
Vice President

CORPORATE LAW

Gregory A. Kleva, Jr.
Executive Vice President and
Deputy General Counsel

Thomas L. Martin
Senior Vice President and
Associate General Counsel

Anne Marie Carroll
Senior Vice President and
Associate General Counsel

Kathryn Lu
Senior Vice President and
Associate General Counsel

James K. McCutcheon
Senior Vice President and
Associate General Counsel

Roger F. Napoleon
Senior Vice President and
Associate General Counsel

James J. Roth
Vice President and
Associate Deputy Counsel

HUMAN RESOURCES &
CORPORATE SERVICES

Daniel J. LeSaffre
Executive Vice President

Corporate Services
Carson J. Dunbar, Jr.
Senior Vice President

James Buckland
Vice President

Employee Benefits
Jennifer D. Bergman, FLMI, ACS
Second Vice President

Facilities Management
Sean Carroll
Senior Vice President

John Terwilliger, ACS
Senior Vice President

Hal Bacharach
Vice President

James Griffin
Second Vice President

Joseph L. Messina
Second Vice President

Human Resources
Anne M. Stanard, SPHR
Senior Vice President

Michael E. Conway, SPHR
Vice President

John R. Luebs
Vice President

Tanisha L. Cash, PHR
Second Vice President

Training & Leadership Development
Lynn M. Nadler, FLMI, ACS, AIAA
Senior Vice President

James C. Peterson
Senior Vice President

Ron Havlicek, FLMI, ACS
Vice President

Cynthia J. Wood, AIRC, ACS, AIAA
Vice President

INTERNAL AUDIT

George L. Medlin, CIA
Executive Vice President and
Internal Auditor

John J. Corrigan, CPA, CIA, CISA
Senior Vice President

James T. Dixon, CISSP
Vice President

Diana H. Glynn, CPA, CIA,
CISA, FLMI, ACS
Vice President

Mary Ellen McCarren
Second Vice President

MARKETING & CORPORATE COMMUNICATIONS

William S. Conway, CLU, ChFC
Executive Vice President

Corporate Communications
Thomas A. Harwood
Senior Vice President

Robert W. Ruane, CLU
Senior Vice President

Annette Barbasch
Vice President

Barbara Crane
Vice President

Martine A. Krause, ACS, AIAA
Vice President

Paul J. Lorenti, CEBS
Vice President

Kathleen M. Mullally, CLU, ChFC
Vice President

Florence Ferguson, ACS, AIAA
Second Vice President

Alfie Tucker
Second Vice President

Field Administration
William Rose
Senior Vice President

Michael P. Heffernan, CEBS, CLU, ChFC
Vice President

Financial Advisory Services
William G. Shannon
Senior Vice President

Mary Ellen Dolan, CEBS
Vice President

Virginia W. Kwiatkoski, CFP
Vice President

Ann M. Norton
Vice President

Home Office Administration
JoAnn McGrane
Senior Vice President

Roger Rooney, FLMI, AIRC, ACS, AIAA
Vice President

Katherine R. Dervin, FLMI, ACS
Second Vice President

Leslie Zorgo, FLMI, ACS, AIAA
Second Vice President

Institutional Funds
James E. Flynn
Senior Vice President

Key Client Relations
Gordon Gaspard
Senior Vice President

Robert B. Kordecki, CLU
Senior Vice President

National Accounts
Patrick Burke
Senior Vice President

J. Thomas Burkard, CEBS
Senior Field Vice President

Thomas E. MacMurray, CLU, ChFC, FLMI
Senior Field Vice President

James W. Ward
Senior Field Vice President

Strategic Marketing
Ed Wonacott
Senior Vice President

Frances Infantino
Vice President

Paul L. Morigerato
Vice President

Michael J. O'Grady
Vice President

Paul O'Hara
Vice President

OFFICE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

External Affairs
Edward J.T. Kenney
Executive Vice President

OFFICE OF THE SECRETARY

Diane M. Aramony
Executive Vice President and
Corporate Secretary/Assistant
to the Chairman

OFFICE OF TECHNOLOGY

Joan M. Squires, CEBS
Executive Vice President

MIS Operations
Robert Giaquinto
Senior Vice President

Salvatore P. Conza
Vice President

Michael L. Ellis
Vice President

James Gillcrist
Vice President

Rudolph Knudsen
Vice President

Karl Lehtola
Vice President

Howard J. Rubin
Vice President

Sonia Samuels
Vice President

Elias Santos
Second Vice President

MIS Business Applications
Peter Nicklin
Senior Vice President

Esther M. Lester, FLMI, ACS
Vice President

Richard E. Nelson, Jr.
Vice President

Geraldine Usher
Vice President

Ronald Fried
Second Vice President

Phil Jordan
Second Vice President

LAN/Telecommunications
Dennis J. Routledge
Senior Vice President

William J. Doherty
Second Vice President

LAN/Solution Center
Patricia Hammer
Second Vice President

MUTUAL OF AMERICA CAPITAL MANAGEMENT CORPORATION

Administration
Thomas P. Kelly
Vice President

Alexander Ginis
Second Vice President

Client Services
Paul Travers, CFA, FLMI
Senior Vice President

Susan J. Ferber
Senior Vice President

Beth A. Ripston
Senior Vice President

Equities
Stephen J. Rich
Executive Vice President

Marguerite H. Wagner
Executive Vice President

Fixed Income
Andrew L. Heiskell
Executive Vice President and
Director of Fixed Income

Gary P. Wetterau, CFA
Executive Vice President

Jacqueline Sabella
Vice President

Marketing
Theodore J. Baer
Vice President

Susan A. Dalton
Vice President

Patrick J. Sullivan
Vice President

Scarlett Mendoza
Second Vice President

Research
Thomas J. Dillman, CFA
Executive Vice President

Joseph R. Gaffoglio, CFA, CPA
Senior Vice President

Doreen M. Johns, CFA
Senior Vice President

David W. Johnson
Senior Vice President

Nancy McAvey
Senior Vice President

Duygu Akyatan
Vice President

Kevin Frain, Jr.
Vice President

Susan E. Greenleaf
Vice President

John Polcari
Vice President

Eleanor Innes
Second Vice President

Michael Mastrogiannis
Second Vice President

Marc Riddick, CFA
Second Vice President

Rishi Sadarangani, CFA
Second Vice President

AKRON, OHIO

Austin John Ort
Regional Vice President

David Long, CLU, ChFC
Vice President

Crystal Pointe Office Building
202 Montrose West Avenue, Suite 360
Akron, OH 44321-2904
Tel. (330) 665-1915

ANCHORAGE, ALASKA

Dennis Dudley
Account Executive

Denali Towers South
2600 Denali Street, Suite 502
Anchorage, AK 99503-2740
Tel. (907) 274-7449

ATLANTA, GEORGIA

Gerald J. Armbruster, Jr.
Regional Vice President

Louise Mickels Stringer
Second Vice President

Five Concourse Parkway, Suite 1275
Atlanta, GA 30328-6221
Tel. (770) 396-9795

BALTIMORE, MARYLAND

Renee Lee Shew
Regional Vice President

Maxine Anderson, ACS
Service Manager

Court Towers
210 West Pennsylvania Avenue, Suite 210
Baltimore, MD 21204-5301
Tel. (410) 825-7770

BOSTON, MASSACHUSETTS

William Shank
Senior Field Vice President

James McAdams, CEBS
Second Vice President

Westwood Executive Center
100 Lowder Brook Drive, Suite 1400
Westwood, MA 02090-1150
Tel. (781) 251-9500

CHICAGO, ILLINOIS

James Murphy
Vice President

Annie Tisdale-Strickland
Second Vice President

Four Westbrook Corporate Center
Suite 240
Westchester, IL 60154-5736
Tel. (708) 836-0644

CINCINNATI, OHIO

Troy Johnson
Regional Vice President

J. Duffy McGrath, CFP, CLU
Field Vice President

Cristie A. Sams
Service Manager

Turfway Ridge Office Park
7300 Turfway Road, Suite 560
Florence, KY 41042-1380
Tel. (859) 283-1200

DALLAS, TEXAS

Jody A. Jurica
Senior Field Vice President

Dennis P. Berry
Vice President

6565 N. MacArthur Blvd., Suite 220
Irving, TX 75039-2469
Tel. (972) 556-2371

DENVER, COLORADO

Terry C. Houston, CLU, ChFC
Vice President

Barbara C. Regan
Second Vice President

Plaza Tower One
6400 South Fiddler's Green Circle
Suite 1700
Englewood, CO 80111-4961
Tel. (303) 694-6102

HARTFORD, CONNECTICUT

Robert V. Fay, CEBS
Vice President

Joy Beatrice-Cody, FLMI, ACS, AIAA
Second Vice President

Somerset Square
95 Glastonbury Boulevard, 4th Floor
Glastonbury, CT 06033-4414
Tel. (860) 659-3610

HONOLULU, HAWAII

Lee M. Robinson
Account Executive

737 Bishop Street, Suite 2305
Honolulu, HI 96813-3211
Tel. (808) 532-1055

HOUSTON, TEXAS

Christopher Thompson
Regional Vice President

Scott A. McElroy, CEBS
Field Vice President/San Antonio

Karen Nolan
Field Vice President

Shari M. Lavelle, FLMI, ACS, AIAA
Service Manager

3040 Post Oak Boulevard, Suite 1250
Houston, TX 77056-6511
Tel. (713) 850-1371

INDIANAPOLIS, INDIANA

Mark Deady
Vice President

JoAnn Bule, CEBS
Vice President

300 North Meridian Street, Suite 1000
Indianapolis, IN 46204-1382
Tel. (317) 237-2190

LONG ISLAND, NEW YORK

David J. Lynch
Senior Field Vice President

Joseph Mullady
Second Vice President

Two Jericho Plaza, Suite 303
Jericho, NY 11753-1670
Tel. (516) 937-9177

LOS ANGELES, CALIFORNIA

James Gober
Senior Field Vice President

Shannon Moriarty, AIRC, ACS
Vice President

111 W. Ocean Boulevard, Suite 925
Long Beach, CA 90802-4632
Tel. (562) 983-0407

MILWAUKEE, WISCONSIN

Paul T. Wierzba, CEBS
Vice President

Lisa A. Thurston, ACS, AIAA
Second Vice President

Two Park Plaza
10850 West Park Place, Suite 520
Milwaukee, WI 53224-3634
Tel. (414) 359-1221

MINNEAPOLIS, MINNESOTA

Scott Stankiewicz
Senior Field Vice President

Beth A. Eberbach, ACS, AIAA
Vice President

Normandale Lake Office Park
8000 Norman Center Drive, Suite 1110
Bloomington, MN 55437-1119
Tel. (952) 820-0089

NASHVILLE, TENNESSEE

LaDoverick Huggins
Regional Vice President

Anthony C. DePiero, FLMI, ACS
Second Vice President

One Lakeview Place
25 Century Boulevard, Suite 411
Nashville, TN 37214-3601
Tel. (615) 872-8223

NEW ORLEANS, LOUISIANA

Eileen Gettys
Vice President

Mariela M. Rodriguez, FLMI, ACS
Service Manager

Three Lakeway Center
3838 North Causeway Boulevard
Suite 2970
Metairie, LA 70002-8112
Tel. (504) 832-9055

NEW YORK CITY, NEW YORK

Tyrone A. Golatt, FLMI
Senior Field Vice President

North
Adyna Pressley
Service Manager

680 Fifth Avenue, 16th Floor
New York, NY 10019-5429
Tel. (212) 307-7564

NEW YORK CITY, NEW YORK

South
Harry Harris
Vice President

One Liberty Plaza
165 Broadway, 47th Floor
New York, NY 10006-1400
Tel: (212) 587-9045

PARSIPPANY, NEW JERSEY

John E. Thomson
Senior Field Vice President

Stephen G. Weber
Vice President

Morris Corporate Center
300 Interpace Parkway
Parsippany, NJ 07054-1113
Tel. (973) 299-8228

PHILADELPHIA, PENNSYLVANIA

Charles P. Bagley, CLU, ChFC, FLMI
Vice President

William R. Gallagher
Field Vice President

Patrick J. Byrne, CFP, CLU, ChFC, REBC, FLMI, ACS, AIAA
Second Vice President

Blue Bell Executive Campus
470 Norristown Road, Suite 301
Blue Bell, PA 19422-2321
Tel. (610) 834-1754

PHOENIX, ARIZONA

Brian Q. Severin
Vice President

Ann M. Balzano
Service Manager

2398 E. Camelback Road, Suite 510
Phoenix, AZ 85016-9012
Tel. (602) 224-8080

PITTSBURGH, PENNSYLVANIA

Louis A. Montanti, CEBS
Senior Field Vice President

Meghan McIntyre, ACS, AIAA
Vice President

Three Gateway Center, Suite 2378
Pittsburgh, PA 15222-1000
Tel. (412) 391-1300

QUEENS, NEW YORK

Vincent T. Dragone
Senior Field Vice President

Mario F. Bento
Field Vice President

David C. Donohue
Vice President

Forest Hills Tower
118-35 Queens Boulevard, 16th Floor
Forest Hills, NY 11375-7205
Tel. (718) 520-8998

RICHMOND, VIRGINIA

Robert Giorgi
Vice President

Edward Trivisonno
Field Vice President

Norman Watkins, ACS
Service Manager

Arboretum One
9100 Arboretum Parkway, Suite 240
Richmond, VA 23236-3471
Tel. (804) 560-0023

ROCHESTER, NEW YORK

Brian Thomas
Vice President

Edwin W. Wallace
Service Manager

Linden Oaks Office Park
360 Linden Oaks, 2nd Floor
Rochester, NY 14625-2814
Tel. (585) 264-9890

ST. LOUIS, MISSOURI

Stephan J. Stansbery, CFP, CEBS
Senior Field Vice President

Lawrence Grellner, CLU
Field Vice President

Duane Stumpp, ACS, AIAA
Second Vice President

7777 Bonhomme Avenue, Suite 1710
St. Louis, MO 63105
Tel. (314) 721-3123

SAN DIEGO, CALIFORNIA

James Tiensvold, CEBS
Vice President

Janet Koblen, ACS
Second Vice President

Symphony Towers
750 B Street, Suite 2860
San Diego, CA 92101-8132
Tel. (619) 544-0860

SAN FRANCISCO, CALIFORNIA

Abbas Moloo
Regional Vice President

Michael P. Malone, ACS
Vice President

1333 North California Blvd., Suite 660
Walnut Creek, CA 94596-4551
Tel. (925) 937-9900

SEATTLE, WASHINGTON

Annette Garrett, CLU
Vice President

Cynthia L. Santo, FLMI, ACS, AIAA
Second Vice President

Alderwood Business Center
3400 188th St. SW, Suite 565
Lynnwood, WA 98037-4708
Tel. (425) 778-8434

SOUTHFIELD, MICHIGAN

James D. Fergusson, CLU, ChFC
Senior Field Vice President

William H. Thorne, III
Field Vice President

Julie Malewski
Second Vice President

One Northwestern Plaza
28411 Northwestern Highway, Suite 240
Southfield, MI 48034-5539
Tel. (248) 351-4190

TAMPA BAY, FLORIDA

Barbara Romine-Green, CFP
Regional Vice President

Harrison Givens III, CEBS
Second Vice President

Bayport Plaza
3000 Bayport Drive, Suite 950
Tampa, FL 33607-8408
Tel. (813) 281-8882

TARRYTOWN, NEW YORK

Manuel R. Lopez, CFP, CLU, ChFC
Senior Field Vice President

Susan H. Ross, ACS, AIAA
Service Manager

120 White Plains Road, Suite 120
Tarrytown, NY 10591-5522
Tel. (914) 332-0124

WASHINGTON, DC

Sean A. Mannion
Vice President

Geoffrey Callan, CEBS
Field Vice President

Linda L. Pendleton, ACS, AIAA
Vice President

One Research Court, Suite 350
Rockville, MD 20850-3221
Tel. (301) 977-6717

WEST PALM BEACH, FLORIDA

James P. Vogel, CLU, ChFC
Senior Field Vice President

Darlene M. Varano
Vice President

One Lakeside at Centrepark
1450 Centrepark Boulevard, Suite 200
West Palm Beach, FL 33401-7404
Tel. (561) 471-1445

Mutual of America National Telecommunications and Conference Center
1150 Broken Sound Parkway N.W.
Boca Raton, FL 33487-3598

PHOTOGRAPHS:

PAGE 11:

Bruce Thomas, *Business Analyst, Washington Management Group, Washington, DC*

PAGE 12: (LEFT TO RIGHT)

Bruce Thomas, *Business Analyst, Washington Management Group, Washington, DC;* Linda L. Pendleton, *Vice President, and* Sean A. Mannion, *Vice President, Washington, DC Regional Office*

PAGE 13:

Dedejo Ekperigin, *Assistant Service Manager, Washington, DC Regional Office*

PAGE 15:

Renee S. Reilly, *Vice President and Trustee, Sarkisian Brothers, Inc., Binghamton, NY*

PAGE 16: (LEFT TO RIGHT)

Renee S. Reilly, *Vice President and Trustee, Sarkisian Brothers, Inc., Binghamton, NY;* Brian Thomas, *Vice President, and* Kerri McNees, *Consultant, Rochester Regional Office*

PAGE 17:

Susan Jung, *Associate Service Manager, Rochester Regional Office*

PAGE 19:

James Pascale, *President, Pascale Service Corporation, Pawtucket, RI*

PAGE 20: (LEFT TO RIGHT)

James Pascale, *President, Pascale Service Corporation, Pawtucket, RI;* William Shank, *Senior Field Vice President, and* Caroline A. Feeney, *Associate Service Manager, Boston Regional Office*

PAGE 21:

Robert Edgar, *Senior Consultant, Boston Regional Office*

PAGE 23: (CLOCKWISE FROM LEFT)

Val Overton, *Personnel Manager,* Colleen Digna, *Benefits Specialist, and* Thomas Cieszynski, *Executive Director, Southeastern Michigan Health Association, Southfield, MI*

PAGE 24: (LEFT TO RIGHT)

Thomas Cieszynski, *Executive Director,* Colleen Digna, *Benefits Specialist, and* Val Overton, *Personnel Manager, Southeastern Michigan Health Association, Southfield, MI*

PAGE 25: (LEFT TO RIGHT)

Julie Malewski, *Second Vice President,* Allen Hurd, *Account Executive, and* James D. Fergusson, *Senior Field Vice President, Southfield Regional Office*

PAGE 27:

Richard Heffner, *Host of The Open Mind and Professor, Rutgers University;* and Elaine Heffner, *Psychotherapist and Author, New York, NY*

PAGE 28: (LEFT TO RIGHT)

Elaine Heffner, *Psychotherapist and Author;* Richard Heffner, *Host of The Open Mind and Professor, Rutgers University, and* Tyrone Golatt, *Senior Field Vice President, New York City Regional Office*

PAGE 29: (LEFT TO RIGHT)

William G. Shannon, *Senior Vice President, Financial Advisory Services;* Adyna Pressley, *Service Manager, New York (North) Regional Office*

Note: Pursuant to NASD Conduct Rule 2210(d)(2)(A), statements made in this publication by clients of Mutual of America are not paid testimonials. The testimonials may not be representative of the experience of other clients and are not indicative of future performance or success.

Mutual of America Life Insurance Company is a Registered Broker-Dealer and distributes the variable products of Mutual of America. A current prospectus must precede or accompany this Annual Report.

Investments in the Money Market Fund and in any of the other funds listed are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

There is no assurance that any of the stated objectives will be attained. Your investment performance in any of the Separate Account investment alternatives is not guaranteed and is based on market fluctuation. Shares when redeemed may be worth more or less than their original cost.

For more complete information about Mutual of America's Separate Account investment alternatives, please refer to the contract prospectus and Underlying Funds prospectuses that have previously been sent to your organization. These prospectuses, which should be read carefully before investing, contain information on the investment objectives, risks, charges and expenses (including a contract fee, Separate Account expenses and Underlying Funds expenses) of the Separate Account investment alternatives, which should be considered carefully before investing. For additional prospectuses, please call our toll-free number, 1-800-468-3785.

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MUTUAL OF AMERICA
Your Retirement Company℠

Mutual of America
Life Insurance Company
320 Park Avenue
New York, NY 10022
mutualofamerica.com